SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly

Information - ITR

—

At September 30, 2017 and report on review of Quarterly Information

(A free translation of the original in Portuguese)

Index (Expressed in millions of reais, unless otherwise indicated)

Report on the review of quarterly information - ITR	4
Parent Company Interim Accounting Information / Statement of Financial Position - Assets	6
Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities	7
Parent Company Interim Accounting Information / Statement of Income	8
Parent Company Interim Accounting Information / Statement of Comprehensive Income	9
Parent Company Interim Accounting Information / Statement of Cash Flows - Indirect Method	10
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 09/30/2017	11
Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 09/30/2016	12
Parent Company Interim Accounting Information / Statement of Added Value	13
Consolidated Interim Accounting Information / Statement of Financial Position - Assets	14
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities	15
Consolidated Interim Accounting Information / Statement of Income	16
Consolidated Interim Accounting Information / Statement of Comprehensive Income	17
Consolidated Interim Accounting Information / Statement of Cash Flows - Indirect Method	18
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 09/30/2017	19
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 09/30/2016	20
Consolidated Interim Accounting Information / Statement of Added Value	21
Notes to the financial statements	22
1. The Company and its operations	22
2. Basis of presentation of interim financial information	22
3. The “Lava Jato (Car Wash) investigation” and its effects on the Company	23
4. Basis of consolidation	24
5. Summary of significant accounting policies	24
6. Cash and cash equivalents and Marketable securities	24
7. Trade and other receivables	26
8. Inventories	29
9. Disposal of Assets and other changes in organizational structure	30
10. Investments	34
11. Property, plant and equipment	36
12. Intangible assets	37
13. Impairment	38
14. Exploration and evaluation of oil and gas reserves	39
15. Trade payables	39
16. Finance debt	39
17. Leases	42
18. Related-party transactions	43
19. Provision for decommissioning costs	47
20. Taxes	47
21. Employee benefits (Post-Employment)	54
22. Profit sharing	56
23. Shareholders’ equity	57
24. Sales revenues	57
25. Other income and expenses	58
26. Costs and Expenses by nature	58
27. Net finance income (expense)	59
28. Supplemental information on statement of cash flows	59
29. Segment information	60
30. Provisions for legal proceedings	63
31. Collateral for crude oil exploration concession agreements	70
32. Risk management	70
33. Fair value of financial assets and liabilities	75
34. Subsequent events	75
35. Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2016 and the interim statements as of September 30, 2017	76

Report on the review of quarterly information – ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro – RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended September 30, 2017, which comprises individual and consolidated balance sheet as of September 30, 2017, and the respective individual and consolidated statements of income and comprehensive income for the three and nine month period ended on that date, and changes in shareholders’ equity and cash flows for the nine month period ended on that date, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis - Impact of the Lava Jato Operation on the Company’s results

We draw attention to Note 3 of the interim financial information, which describes that: i) no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission - SEC are still on going, nevertheless to date no additional impact to those already disclosed in the interim financial statements has been identified.

We also draw attention to Note 29.4 of the interim accounting information which describes class actions filed against the Company, for which it is unable to make a reliable estimates of loss.

Our report is not modified as a result of these matters.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended September 30, 2017, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Corresponding balances related to the prior year audit and corresponding balances to the second quarter review of the prior year

The corresponding balances related to the individual and consolidated balance sheets as of December 31, 2016 were audited by other independent auditors, who issued an unqualified report dated March 21, 2017, and the individual and consolidated interim statements of and the respective statements of income and comprehensive income for the three and nine month period ended September 30, 2016, and changes in shareholders’ equity and cash flows for the nine month period ended September 30, 2016, that were reviewed by other independent auditors who issued an unqualified report dated November 10, 2016. The corresponding balances related to the individual and consolidated statements of value added for the nine-month period ended September 30, 2016 were submitted to the same review procedures by those independent auditors and, based on their review, those independent auditors reported that they were not aware of any fact that would lead them to believe that the statement of value added was not prepared, in all material respects, in accordance with the individual and consolidated interim accounting information taken as a whole.

Rio de Janeiro, November 13, 2017.

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2017	12/31/2016
1	Total Assets	690,349,000	682,088,000
1.01	Current Assets	77,075,000	81,264,000
1.01.01	Cash and Cash Equivalents	3,184,000	6,267,000
1.01.02	Marketable Securities	3,680,000	2,487,000
1.01.03	Trade and Other Receivables	32,181,000	31,073,000
1.01.04	Inventories	22,288,000	23,500,000
1.01.06	Recoverable Taxes	5,770,000	5,850,000
1.01.06.01	Current Recoverable Taxes	5,770,000	5,850,000
1.01.06.01.01	Current Income Tax and Social Contribution	555,000	786,000
1.01.06.01.02	Other Recoverable Taxes	5,215,000	5,064,000
1.01.08	Other Current Assets	9,972,000	12,087,000
1.01.08.01	Non-Current Assets Held for Sale	4,511,000	8,260,000
1.01.08.03	Others	5,461,000	3,827,000
1.01.08.03.01	Advances to Suppliers	245,000	361,000
1.01.08.03.02	Others	5,216,000	3,466,000
1.02	Non-Current Assets	613,274,000	600,824,000
1.02.01	Long-Term Receivables	42,573,000	46,098,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	300,000	286,000
1.02.01.03	Trade and Other Receivables	9,660,000	10,262,000
1.02.01.06	Deferred Taxes	9,324,000	14,199,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	−	4,873,000
1.02.01.06.02	Deferred Taxes and Contributions	9,324,000	9,326,000
1.02.01.09	Other Non-Current Assets	23,289,000	21,351,000
1.02.01.09.03	Advances to Suppliers	528,000	510,000
1.02.01.09.04	Judicial Deposits	13,603,000	11,735,000
1.02.01.09.05	Other Long-Term Assets	9,158,000	9,106,000
1.02.02	Investments	139,800,000	121,191,000
1.02.03	Property, Plant and Equipment	422,280,000	424,771,000
1.02.04	Intangible Assets	8,621,000	8,764,000

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)
		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2017	12/31/2016
2	Total Liabilities	690,349,000	682,088,000
2.01	Current Liabilities	108,297,000	113,431,000
2.01.01	Payroll, Profit Sharing and Related Charges	4,490,000	6,158,000
2.01.02	Trade Payables	23,022,000	24,384,000
2.01.03	Taxes Obligations	257,000	−
2.01.03.01	Federal Taxes Obligations	257,000	−
2.01.03.01.01	Income Tax and Social Contribution Payable	257,000	−
2.01.04	Current Debt and Finance Lease Obligations	60,220,000	63,149,000
2.01.04.01	Current Debt	58,968,000	62,058,000
2.01.04.03	Finance Lease Obligations	1,252,000	1,091,000
2.01.05	Other Liabilities	17,415,000	17,037,000
2.01.05.02	Others	17,415,000	17,037,000
2.01.05.02.04	Other Taxes and Contributions	11,788,000	11,219,000
2.01.05.02.05	Other Accounts Payable	5,627,000	5,818,000
2.01.06	Provisions	2,697,000	2,533,000
2.01.06.02	Other Provisions	2,697,000	2,533,000
2.01.06.02.04	Pension and Medical Benefits	2,697,000	2,533,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	196,000	170,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	196,000	170,000
2.02	Non-Current Liabilities	320,288,000	318,427,000
2.02.01	Non-Current Debt and Finance Lease Obligations	198,594,000	211,396,000
2.02.01.01	Non-Current Debt	194,077,000	206,421,000
2.02.01.03	Finance Lease Obligations	4,517,000	4,975,000
2.02.02	Other Liabilities	2,884,000	−
2.02.02.02	Others	2,884,000	−
2.02.02.02.03	Income Tax and Social Contribution	2,884,000	−
2.02.03	Deferred Taxes	5,925,000	−
2.02.03.01	Deferred Income Tax and Social Contribution	5,925,000
2.02.04	Provisions	112,885,000	107,031,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	9,549,000	8,391,000
2.02.04.02	Other Provisions	103,336,000	98,640,000
2.02.04.02.04	Pension and Medical Benefits	68,862,000	64,903,000
2.02.04.02.05	Provision for Decommissioning Costs	32,891,000	32,615,000
2.02.04.02.06	Other Provisions	1,583,000	1,122,000
2.03	Shareholders' Equity	261,764,000	250,230,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	1,252,000	1,251,000
2.03.04	Profit Reserves	77,584,000	77,584,000
2.03.05	Retained Earnings/Losses	5,038,000	−
2.03.08	Other Comprehensive Income	(27,542,000)	(34,037,000)

Parent Company Interim Accounting Information / Statement of Income (R$ thousand)

Account Code	Account Description	Current Quarter 07/01/2017 to 09/30/2017	Accumulated of the Current Year 01/01/2017 to 09/30/2017	Same Quarter of the Previous Year 07/01/2016 to 09/30/2016	Accumulated of the Previous Year 01/01/2016 to 09/30/2016
3.01	Sales Revenues	56,391,000	165,950,000	55,934,000	166,642,000
3.02	Cost of Sales	(40,491,000)	(114,509,000)	(36,895,000)	(115,073,000)
3.03	Gross Profit	15,900,000	51,441,000	19,039,000	51,569,000
3.04	Operating Expenses / Income	(10,880,000)	(22,236,000)	(31,676,000)	(52,318,000)
3.04.01	Selling Expenses	(5,001,000)	(13,829,000)	(4,237,000)	(12,622,000)
3.04.02	General and Administrative Expenses	(1,711,000)	(4,844,000)	(2,290,000)	(6,148,000)
3.04.05	Other Operating Expenses	(5,858,000)	(8,959,000)	(13,988,000)	(27,717,000)
3.04.05.01	Other Taxes	(743,000)	(3,353,000)	(366,000)	(688,000)
3.04.05.02	Research and Development Expenses	(424,000)	(1,309,000)	(490,000)	(1,499,000)
3.04.05.03	Exploration Costs	(436,000)	(1,324,000)	(1,472,000)	(4,159,000)
3.04.05.05	Other Operating Expenses, Net	(4,217,000)	(2,844,000)	(3,135,000)	(11,381,000)
3.04.05.07	Impairment of Assets Charges / Reversals	(38,000)	(129,000)	(8,525,000)	(9,990,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	1,690,000	5,396,000	(11,161,000)	(5,831,000)
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	5,020,000	29,205,000	(12,637,000)	(749,000)
3.06	Finance Income (Expenses), Net	(4,834,000)	(16,020,000)	(5,672,000)	(19,793,000)
3.06.01	Finance Income	796,000	2,166,000	632,000	1,773,000
3.06.01.01	Finance Income	796,000	2,166,000	632,000	1,773,000
3.06.02	Finance Expenses	(5,630,000)	(18,186,000)	(6,304,000)	(21,566,000)
3.06.02.01	Finance Expenses	(3,688,000)	(13,108,000)	(4,693,000)	(14,601,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(1,942,000)	(5,078,000)	(1,611,000)	(6,965,000)
3.07	Net Income Before Income Taxes	186,000	13,185,000	(18,309,000)	(20,542,000)
3.08	Income Tax and Social Contribution	80,000	(8,154,000)	1,851,000	3,208,000
3.08.01	Current	(36,000)	(1,945,000)	-	-
3.08.02	Deferred	116,000	(6,209,000)	1,851,000	3,208,000
3.09	Net Income from Continuing Operations	266,000	5,031,000	(16,458,000)	(17,334,000)
3.11	Income / Loss for the Period	266,000	5,031,000	(16,458,000)	(17,334,000)
3.99	Basic Income per Share (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.02000	0.39000	(1.26000)	(1.33000)
3.99.01.02	Preferred	0.02000	0.39000	(1.26000)	(1.33000)
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.02000	0.39000	(1.26000)	(1.33000)
3.99.02.02	Preferred	0.02000	0.39000	(1.26000)	(1.33000)

Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ thousand)

Account Code	Account Description	Current Quarter 07/01/2017 to 09/30/2017	Accumulated of the Current Year 01/01/2017 to 09/30/2017	Same Quarter of the Previous Year 07/01/2016 to 09/30/2016	Accumulated of the Previous Year 01/01/2016 to 09/30/2016
4.01	Net Income for the Period	266,000	5,031,000	(16,458,000)	(17,334,000)
4.02	Other Comprehensive Income	2,873,000	6,502,000	4,590,000	22,114,000
4.02.03	Cumulative Translation Adjustments	(4,193,000)	(2,618,000)	4,638,000	(11,426,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	7,725,000	5,297,000	(1,946,000)	37,210,000
4.02.08	Cash Flow Hedge - Reclassified to Profit or Loss	2,046,000	5,880,000	1,940,000	6,864,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(3,322,000)	(3,800,000)	2,000	(14,985,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	617,000	1,743,000	(44,000)	4,451,000
4.03	Total Comprehensive Income for the Period	3,139,000	11,533,000	(11,868,000)	4,780,000

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 09/30/2017	Accumulated of the Previous Year 01/01/2016 to 09/30/2016
6.01	Net cash provided by operating activities	29,028,000	30,357,000
6.01.01	Cash provided by operating activities	49,052,000	51,756,000
6.01.01.01	Net Income (loss) for the period	5,031,000	(17,334,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	5,994,000	5,557,000
6.01.01.03	Results in equity-accounted investments	(5,396,000)	5,831,000
6.01.01.04	Depreciation, depletion and amortization	24,455,000	28,630,000
6.01.01.05	Impairment of assets (reversal)	129,000	9,990,000
6.01.01.06	Exploratory expenditures write-offs	486,000	2,899,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	(4,878,000)	370,000
6.01.01.08	Foreign exchange, indexation and finance charges	15,302,000	19,525,000
6.01.01.09	Deferred income taxes, net	6,209,000	(3,208,000)
6.01.01.10	Allowance (reversals) for impairment of trade and others receivables	646,000	1,037,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,772,000	(1,541,000)
6.01.01.15	Gain on remeasurement of investment retained with loss of control	(698,000)	−
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(20,024,000)	(21,399,000)
6.01.02.01	Trade and other receivables, net	(17,579,000)	(11,244,000)
6.01.02.02	Inventories	758,000	416,000
6.01.02.03	Judicial deposits	(1,868,000)	(1,602,000)
6.01.02.04	Other assets	(794,000)	(2,989,000)
6.01.02.05	Trade payables	(1,440,000)	(5,990,000)
6.01.02.06	Other taxes payable	6,004,000	(2,290,000)
6.01.02.07	Pension and medical benefits	(1,870,000)	(1,606,000)
6.01.02.08	Income tax and social contribution paid	(1,391,000)	−
6.01.02.09	Other liabilities	(1,844,000)	3,906,000
6.02	Net cash used in investing activities	(24,682,000)	(22,218,000)
6.02.01	Capital expenditures	(20,126,000)	(24,618,000)
6.02.02	Increase in investments in investees	(12,589,000)	(2,194,000)
6.02.03	Proceeds from disposal of assets - Divestment	7,854,000	−
6.02.04	Divestment (investment) in marketable securities	(3,443,000)	2,258,000
6.02.05	Dividends received	3,622,000	2,336,000
6.03	Net cash used in financing activities	(7,429,000)	(19,416,000)
6.03.02	Proceeds from financing	69,697,000	47,466,000
6.03.03	Repayment of principal	(66,165,000)	(61,451,000)
6.03.04	Repayment of interest	(10,961,000)	(5,431,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(3,083,000)	(11,277,000)
6.05.01	Cash and cash equivalents at the beginning of the year	6,267,000	16,553,000
6.05.02	Cash and cash equivalents at the end of the period	3,184,000	5,276,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 09/30/2017 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000
5.04	Capital Transactions with Owners	−	1,000	−	7,000	(7,000)	1,000
5.04.08	Change in Interest in Subsidiaries	−	1,000	−	−	−	1,000
5.04.09	Realization of the Deemed Cost	−	−	−	7,000	(7,000)	−
5.05	Total of Comprehensive Income	−	−	−	5,031,000	6,502,000	11,533,000
5.05.01	Net Income for the Period	−	−	−	5,031,000	−	5,031,000
5.05.02	Other Comprehensive Income	−	−	−	−	6,502,000	6,502,000
5.07	Balance at the End of the Period	205,432,000	1,252,000	77,584,000	5,038,000	(27,542,000)	261,764,000

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 09/30/2016 (R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings (Losses)	Accumulated Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.03	Adjusted Opening Balance	205,432,000	237,000	92,396,000	−	(43,334,000)	254,731,000
5.04	Capital Transactions with Owners	−	24,000	−	10,000	(10,000)	24,000
5.04.08	Change in Interest in Subsidiaries	−	24,000	−	−	−	24,000
5.04.09	Realization of the Deemed Cost	−	−	−	10,000	(10,000)	−
5.05	Total of Comprehensive Income	−	−	−	(17,334,000)	22,114,000	4,780,000
5.05.01	Net Income for the Period	−	−	−	(17,334,000)	−	(17,334,000)
5.05.02	Other Comprehensive Income	−	−	−	−	22,114,000	22,114,000
5.07	Balance at the End of the Period	205,432,000	261,000	92,396,000	(17,324,000)	(21,230,000)	259,535,000

Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 09/30/2017	Accumulated of the Previous Year 01/01/2016 to 09/30/2016
7.01	Sales Revenues	256,887,000	253,661,000
7.01.01	Sales of Goods and Services	222,066,000	222,192,000
7.01.02	Other Revenues	12,208,000	5,439,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	23,259,000	27,067,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(646,000)	(1,037,000)
7.02	Inputs Acquired from Third Parties	(89,388,000)	(97,003,000)
7.02.01	Cost of Sales	(31,323,000)	(32,455,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(43,352,000)	(41,250,000)
7.02.03	Impairment Charges / Reversals of Assets	(129,000)	(9,990,000)
7.02.04	Others	(14,584,000)	(13,308,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(14,584,000)	(13,308,000)
7.03	Gross Added Value	167,499,000	156,658,000
7.04	Retentions	(24,455,000)	(28,630,000)
7.04.01	Depreciation, Amortization and Depletion	(24,455,000)	(28,630,000)
7.05	Net Added Value Produced	143,044,000	128,028,000
7.06	Transferred Added Value	8,247,000	(4,598,000)
7.06.01	Share of Profit of Equity-Accounted Investments	5,396,000	(5,831,000)
7.06.02	Finance Income	2,166,000	589,000
7.06.03	Others	685,000	644,000
7.07	Total Added Value to be Distributed	151,291,000	123,430,000
7.08	Distribution of Added Value	151,291,000	123,430,000
7.08.01	Employee Compensation	17,614,000	22,316,000
7.08.01.01	Salaries	10,026,000	10,820,000
7.08.01.02	Fringe Benefits	6,793,000	10,664,000
7.08.01.03	Unemployment Benefits (FGTS)	795,000	832,000
7.08.02	Taxes and Contributions	70,284,000	53,277,000
7.08.02.01	Federal	49,810,000	28,834,000
7.08.02.02	State	20,309,000	24,202,000
7.08.02.03	Municipal	165,000	241,000
7.08.03	Return on Third-Party Capital	58,362,000	65,171,000
7.08.03.01	Interest	21,600,000	23,771,000
7.08.03.02	Rental Expenses	36,762,000	41,400,000
7.08.04	Return on Shareholders' Equity	5,031,000	(17,334,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	5,031,000	(17,334,000)

Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2017	12/31/2016
1	Total Assets	803,870,000	804,945,000
1.01	Current Assets	143,942,000	145,907,000
1.01.01	Cash and Cash Equivalents	74,431,000	69,108,000
1.01.02	Marketable Securities	5,744,000	2,556,000
1.01.03	Trade and Other Receivables	16,525,000	15,543,000
1.01.04	Inventories	25,851,000	27,622,000
1.01.06	Recoverable Taxes	7,899,000	8,153,000
1.01.06.01	Current Recoverable Taxes	7,899,000	8,153,000
1.01.06.01.01	Current Income Tax and Social Contribution	1,531,000	1,961,000
1.01.06.01.02	Other Recoverable Taxes	6,368,000	6,192,000
1.01.08	Other Current Assets	13,492,000	22,925,000
1.01.08.01	Non-Current Assets Held for Sale	6,912,000	18,669,000
1.01.08.03	Others	6,580,000	4,256,000
1.01.08.03.01	Advances to Suppliers	414,000	540,000
1.01.08.03.02	Others	6,166,000	3,716,000
1.02	Non-Current Assets	659,928,000	659,038,000
1.02.01	Long-Term Receivables	66,247,000	66,551,000
1.02.01.02	Marketable Securities Measured at Amortized Cost	734,000	293,000
1.02.01.03	Trade and Other Receivables	16,000,000	14,832,000
1.02.01.06	Deferred Taxes	20,512,000	24,274,000
1.02.01.06.01	Deferred Income Tax and Social Contribution	10,106,000	14,038,000
1.02.01.06.02	Deferred Taxes and Contributions	10,406,000	10,236,000
1.02.01.09	Other Non-Current Assets	29,001,000	27,152,000
1.02.01.09.03	Advances to Suppliers	3,529,000	3,742,000
1.02.01.09.04	Judicial Deposits	14,937,000	13,032,000
1.02.01.09.05	Other Long-Term Assets	10,535,000	10,378,000
1.02.02	Investments	12,660,000	9,948,000
1.02.03	Property, Plant and Equipment	570,783,000	571,876,000
1.02.04	Intangible Assets	10,238,000	10,663,000

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	09/30/2017	12/31/2016
2	Total Liabilities	803,870,000	804,945,000
2.01	Current Liabilities	71,248,000	81,167,000
2.01.01	Payroll, Profit Sharing and Related Charges	5,240,000	7,159,000
2.01.02	Trade Payables	18,949,000	18,781,000
2.01.03	Taxes Obligations	1,151,000	412,000
2.01.03.01	Federal Taxes Obligations	1,151,000	412,000
2.01.03.01.01	Income Tax and Social Contribution Payable	1,151,000	412,000
2.01.04	Current Debt and Finance Lease Obligations	23,429,000	31,855,000
2.01.04.01	Current Debt	23,346,000	31,796,000
2.01.04.03	Finance Lease Obligations	83,000	59,000
2.01.05	Other Liabilities	18,865,000	18,683,000
2.01.05.02	Others	18,865,000	18,683,000
2.01.05.02.04	Other Taxes and Contributions	12,375,000	11,826,000
2.01.05.02.05	Other Accounts Payable	6,490,000	6,857,000
2.01.06	Provisions	2,842,000	2,672,000
2.01.06.02	Other Provisions	2,842,000	2,672,000
2.01.06.02.04	Pension and Medical Benefits	2,842,000	2,672,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	772,000	1,605,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	772,000	1,605,000
2.02	Non-Current Liabilities	468,103,000	471,035,000
2.02.01	Non-Current Debt and Finance Lease Obligations	335,983,000	353,929,000
2.02.01.01	Non-Current Debt	335,278,000	353,193,000
2.02.01.03	Finance Lease Obligations	705,000	736,000
2.02.02	Other Liabilities	2,950,000	−
2.02.02.02	Others	2,950,000	−
2.02.02.02.03	Income Tax and Social Contribution	2,950,000	−
2.02.03	Deferred Taxes	6,721,000	856,000
2.02.03.01	Deferred Income Tax and Social Contribution	6,721,000	856,000
2.02.04	Provisions	122,449,000	116,250,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	12,120,000	11,052,000
2.02.04.02	Other Provisions	110,329,000	105,198,000
2.02.04.02.04	Pension and Medical Benefits	74,374,000	69,996,000
2.02.04.02.05	Provision for Decommissioning Costs	33,749,000	33,412,000
2.02.04.02.06	Other Provisions	2,206,000	1,790,000
2.03	Shareholders' Equity	264,519,000	252,743,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	1,036,000	1,035,000
2.03.04	Profit Reserves	77,800,000	77,800,000
2.03.05	Retained Earnings/Losses	5,038,000	−
2.03.08	Other Comprehensive Income	(27,542,000)	(34,037,000)
2.03.09	Non-Controlling Interests	2,755,000	2,513,000

Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2017 to 09/30/2017	Accumulated of the Current Year 01/01/2017 to 09/30/2017	Same Quarter of the Previous Year 07/01/2016 to 09/30/2016	Accumulated of the Previous Year 01/01/2016 to 09/30/2016
3.01	Sales Revenues	71,822,000	207,183,000	70,443,000	212,100,000
3.02	Cost of Sales	(50,585,000)	(140,791,000)	(47,106,000)	(144,934,000)
3.03	Gross Profit	21,237,000	66,392,000	23,337,000	67,166,000
3.04	Operating Expenses / Income	(13,021,000)	(27,689,000)	(33,509,000)	(61,220,000)
3.04.01	Selling Expenses	(4,237,000)	(10,516,000)	(3,333,000)	(10,774,000)
3.04.02	General and Administrative Expenses	(2,451,000)	(6,979,000)	(3,041,000)	(8,537,000)
3.04.05	Other Operating Expenses	(6,771,000)	(11,859,000)	(26,995,000)	(42,555,000)
3.04.05.01	Other Taxes	(1,013,000)	(4,373,000)	(612,000)	(1,600,000)
3.04.05.02	Research and Development Expenses	(425,000)	(1,311,000)	(491,000)	(1,501,000)
3.04.05.03	Exploration Costs	(671,000)	(1,570,000)	(1,859,000)	(4,647,000)
3.04.05.05	Other Operating Expenses, Net	(4,518,000)	(4,254,000)	(8,741,000)	(18,037,000)
3.04.05.07	Impairment of Assets Charges / Reversals	(144,000)	(351,000)	(15,292,000)	(16,770,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	438,000	1,665,000	(140,000)	646,000
3.05	Net Income Before Financial Results, Profit Sharing and Income Taxes	8,216,000	38,703,000	(10,172,000)	5,946,000
3.06	Finance Income (Expenses), Net	(7,411,000)	(24,001,000)	(7,122,000)	(21,876,000)
3.06.01	Finance Income	741,000	2,725,000	1,191,000	2,841,000
3.06.01.01	Finance Income	741,000	2,725,000	1,191,000	2,841,000
3.06.02	Finance Expenses	(8,152,000)	(26,726,000)	(8,313,000)	(24,717,000)
3.06.02.01	Finance Expenses	(5,231,000)	(18,044,000)	(6,171,000)	(18,455,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(2,921,000)	(8,682,000)	(2,142,000)	(6,262,000)
3.07	Net Income Before Income Taxes	805,000	14,702,000	(17,294,000)	(15,930,000)
3.08	Income Tax and Social Contribution	(155,000)	(8,953,000)	971,000	125,000
3.08.01	Current	(853,000)	(4,252,000)	(1,009,000)	(4,557,000)
3.08.02	Deferred	698,000	(4,701,000)	1,980,000	4,682,000
3.09	Net Income from Continuing Operations	650,000	5,749,000	(16,323,000)	(15,805,000)
3.11	Income / Loss for the Period	650,000	5,749,000	(16,323,000)	(15,805,000)
3.11.01	Attributable to Shareholders of Petrobras	266,000	5,031,000	(16,458,000)	(17,334,000)
3.11.02	Attributable to Non-Controlling Interests	384,000	718,000	135,000	1,529,000
3.99	Basic Income per Share (Reais / Share)	−	−	−	−
3.99.01	Basic Income per Share
3.99.01.01	Common	0.02000	0.39000	(1.26000)	(1.33000)
3.99.01.02	Preferred	0.02000	0.39000	(1.26000)	(1.33000)
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.02000	0.39000	(1.26000)	(1.33000)
3.99.02.02	Preferred	0.02000	0.39000	(1.26000)	(1.33000)

Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2017 to 09/30/2017	Accumulated of the Current Year 01/01/2017 to 09/30/2017	Same Quarter of the Previous Year 07/01/2016 to 09/30/2016	Accumulated of the Previous Year 01/01/2016 to 09/30/2016
4.01	Consolidated Net Income for the Period	650,000	5,749,000	(16,323,000)	(15,805,000)
4.02	Other Comprehensive Income	2,786,000	6,426,000	4,642,000	21,414,000
4.02.03	Cumulative Translation Adjustments	(4,280,000)	(2,694,000)	4,690,000	(12,126,000)
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized in Shareholders' Equity	15,000	(27,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	7,772,000	5,491,000	(2,174,000)	41,313,000
4.02.08	Cash Flow Hedge - Reclassified to Profit or Loss	2,569,000	7,375,000	2,137,000	7,534,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	(3,516,000)	(4,375,000)	16,000	(16,602,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	226,000	656,000	(27,000)	1,295,000
4.03	Total Consolidated Comprehensive Income for the Period	3,436,000	12,175,000	(11,681,000)	5,609,000
4.03.01	Attributable to Shareholders of Petrobras	3,139,000	11,533,000	(11,869,000)	4,780,000
4.03.02	Attributable to Non-controlling Interests	297,000	642,000	188,000	829,000

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 09/30/2017	Accumulated of the Previous Year 01/01/2016 to 09/30/2016
6.01	Net cash provided by operating activities	66,900,000	66,130,000
6.01.01	Cash provided by operating activities	70,194,000	70,369,000
6.01.01.01	Net Income (loss) for the period	5,749,000	(15,805,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	6,528,000	6,010,000
6.01.01.03	Results in equity-accounted investments	(1,665,000)	(646,000)
6.01.01.04	Depreciation, depletion and amortization	32,033,000	37,314,000
6.01.01.05	Impairment of assets (reversal)	351,000	16,770,000
6.01.01.06	Exploratory expenditures write-offs	715,000	3,325,000
6.01.01.07	Gains and losses on disposals/write-offs of assets	(5,269,000)	894,000
6.01.01.08	Foreign exchange, indexation and finance charges	23,494,000	22,204,000
6.01.01.09	Deferred income taxes, Net	4,701,000	(4,682,000)
6.01.01.10	Allowance (reversals) for impairment of trade and others receivables	2,033,000	1,695,000
6.01.01.11	Inventory write-down to net realizable value	216,000	1,195,000
6.01.01.12	Reclassification of cumulative translation adjustment	185,000	3,627,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,821,000	(1,532,000)
6.01.01.14	Gain on remeasurement of investment retained with loss of control	(698,000)	−
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(3,294,000)	(4,239,000)
6.01.02.01	Trade and other receivables, net	(2,476,000)	3,165,000
6.01.02.02	Inventories	977,000	(1,293,000)
6.01.02.03	Judicial deposits	(1,840,000)	(1,734,000)
6.01.02.04	Other assets	(526,000)	(1,992,000)
6.01.02.05	Trade payables	(226,000)	(5,312,000)
6.01.02.06	Other taxes payable	7,217,000	308,000
6.01.02.07	Pension and medical benefits	(1,973,000)	(1,728,000)
6.01.02.08	Income tax and social contribution paid	(2,127,000)	(895,000)
6.01.02.09	Other liabilities	(2,320,000)	5,242,000
6.02	Net cash used in investing activities	(22,910,000)	(33,168,000)
6.02.01	Capital expenditures	(30,113,000)	(36,713,000)
6.02.02	Decrease in investments in investees	(137,000)	(439,000)
6.02.03	Proceeds from disposal of assets - Divestment	9,458,000	2,402,000
6.02.04	Divestment (investment) in marketable securities	(2,924,000)	776,000
6.02.05	Dividends received	806,000	806,000
6.03	Net cash used in financing activities	(36,617,000)	(49,172,000)
6.03.01	Non-controlling Interest	(194,000)	34,000
6.03.02	Proceeds from financing	72,082,000	43,707,000
6.03.03	Repayment of principal	(90,642,000)	(73,772,000)
6.03.04	Repayment of Interest	(17,384,000)	(18,976,000)
6.03.06	Dividends paid to non-controlling interests	(479,000)	(165,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(2,050,000)	(11,575,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	5,323,000	(27,785,000)
6.05.01	Cash and cash equivalents at the beginning of the year	69,108,000	97,845,000
6.05.02	Cash and cash equivalents at the end of the period	74,431,000	70,060,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2017 to 09/30/2017 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.03	Adjusted Opening Balance	205,432,000	1,251,000	77,584,000	−	(34,037,000)	250,230,000	2,513,000	252,743,000
5.04	Capital Transactions with Owners	−	1,000	−	7,000	(7,000)	1,000	(400,000)	(399,000)
5.04.06	Dividends						−	(207,000)	(207,000)
5.04.08	Change in Interest in Subsidiaries		1,000				1,000	(193,000)	(192,000)
5.04.09	Realization of the Deemed Cost				7,000	(7,000)	−		−
5.05	Total of Comprehensive Income	−	−	−	5,031,000	6,502,000	11,533,000	642,000	12,175,000
5.05.01	Net Income for the Period				5,031,000	−	5,031,000	718,000	5,749,000
5.05.02	Other Comprehensive Income					6,502,000	6,502,000	(76,000)	6,426,000
5.07	Balance at the End of the Period	205,432,000	1,252,000	77,584,000	5,038,000	(27,542,000)	261,764,000	2,755,000	264,519,000

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2016 to 09/30/2016 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.03	Adjusted Opening Balance	205,432,000	21,000	92,612,000	−	(43,334,000)	254,731,000	3,199,000	257,930,000
5.04	Capital Transactions with Owners	−	24,000	−	10,000	(10,000)	24,000	(1,547,000)	(1,523,000)
5.04.06	Dividends	−	−	−	−	−	−	(97,000)	(97,000)
5.04.08	Change in Interest in Subsidiaries	−	24,000	−	−	−	24,000	(1,450,000)	(1,426,000)
5.04.09	Realization of the Deemed Cost	−	−	−	10,000	(10,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(17,334,000)	22,114,000	4,780,000	829,000	5,609,000
5.05.01	Net Income for the Period	−	−	−	(17,334,000)	−	(17,334,000)	1,529,000	(15,805,000)
5.05.02	Other Comprehensive Income	−	−	−	−	22,114,000	22,114,000	(700,000)	21,414,000
5.07	Balance at the End of the Period	205,432,000	45,000	92,612,000	(17,324,000)	(21,230,000)	259,535,000	2,481,000	262,016,000

Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2017 to 09/30/2017	Accumulated of the Previous Year 01/01/2016 to 09/30/2016
7.01	Sales Revenues	301,555,000	312,231,000
7.01.01	Sales of Goods and Services	263,760,000	269,086,000
7.01.02	Other Revenues	14,463,000	7,952,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	25,365,000	36,888,000
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(2,033,000)	(1,695,000)
7.02	Inputs Acquired from Third Parties	(107,475,000)	(139,765,000)
7.02.01	Cost of Sales	(45,338,000)	(49,832,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(45,762,000)	(57,326,000)
7.02.03	Impairment Charges / Reversals of Assets	(351,000)	(16,770,000)
7.02.04	Others	(16,024,000)	(15,837,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(15,808,000)	(14,642,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	(216,000)	(1,195,000)
7.03	Gross Added Value	194,080,000	172,466,000
7.04	Retentions	(32,033,000)	(37,314,000)
7.04.01	Depreciation, Amortization and Depletion	(32,033,000)	(37,314,000)
7.05	Net Added Value Produced	162,047,000	135,152,000
7.06	Transferred Added Value	4,745,000	3,769,000
7.06.01	Share of Profit of Equity-Accounted Investments	1,665,000	646,000
7.06.02	Finance Income	2,725,000	2,841,000
7.06.03	Others	355,000	282,000
7.07	Total Added Value to be Distributed	166,792,000	138,921,000
7.08	Distribution of Added Value	166,792,000	138,921,000
7.08.01	Employee Compensation	21,632,000	26,499,000
7.08.01.01	Salaries	13,049,000	14,075,000
7.08.01.02	Fringe Benefits	7,665,000	11,479,000
7.08.01.03	Unemployment Benefits (FGTS)	918,000	945,000
7.08.02	Taxes and Contributions	88,283,000	76,674,000
7.08.02.01	Federal	53,917,000	38,337,000
7.08.02.02	State	33,892,000	37,802,000
7.08.02.03	Municipal	474,000	535,000
7.08.03	Return on Third-Party Capital	51,128,000	51,553,000
7.08.03.01	Interest	31,386,000	29,242,000
7.08.03.02	Rental Expenses	19,742,000	22,311,000
7.08.04	Return on Shareholders' Equity	5,749,000	(15,805,000)
7.08.04.03	Retained Earnings / (Losses) for the Period	5,031,000	(17,334,000)
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	718,000	1,529,000

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a company controlled by the Brazilian government dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”), either independently or through joint ventures or similar arrangements with third parties, to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.	Basis of presentation of interim financial information

This consolidated interim financial information has been prepared and presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

This parent company interim financial information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information.

This interim financial information presents the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance. Certain information about the parent company is also included. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2016, which include the full set of notes.

The Company’s Board of Directors in a meeting held on November 13, 2017 authorized the issuance of these consolidated interim financial information.

2.1.	Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates and assumptions include: oil and gas reserves and their impacts to other parts of the financial statements, the main assumptions and cash-generating units identified for impairment testing of assets, pension and medical benefits liabilities, provisions for legal proceedings, dismantling of areas and environmental remediation, deferred income taxes, cash flow hedge accounting and allowance for impairment of trade receivables. Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

For further information on accounting estimates, see note 5 to the Company’s annual financial statements for the year ended December 31, 2016.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

3.	The “Lava Jato (Car Wash) investigation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing estimated amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2016 audited consolidated financial statements.

In preparing its interim financial statements for the period ended September 30, 2017, the Company considered all available information and did not identify any additional information in the investigations related to the “Lava Jato” (Car Wash) investigation by the Brazilian authorities or by the independent law firms conducting an internal investigation that could materially impact or change the methodology adopted to recognize the write-off taken in the third quarter of 2014. The Company continues to monitor the investigations for additional information and will review their potential impacts on the adjustment made.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve new leniency agreements with companies or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds and will recognize them as other income and expenses when received. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

Until the period ended September 30, 2017, the Company recognized R$ 815 (R$ 661 until December 31, 2016), as other income and expenses with respect to compensation for damages resulting from leniency agreements, of which R$ 734 was already received and the remaining R$ 81 was recognized as accounts receivable at September 30, 2017 and collected in October 2017.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and by the Brazilian Supreme Court. As a result, we have joined 41 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into four criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

4.	Basis of consolidation

The consolidated interim accounting information includes the interim accounting information of Petrobras, its subsidiaries, its assets and liabilities within joint operations and consolidated structured entities.

There were no significant changes in the Company’s basis of consolidation of entities in the period ended September 30, 2017 when compared to December 31, 2016, except for the disposal of the subsidiary Nova Transportadora do Sudeste - NTS, on April 4, 2017, as set out in note 9.

5.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2016.

Formal Notice from CVM – Hedge accounting

Since mid-May 2013, the Company has designated cash flow hedging relationships, in which (a) the hedged items are portions of our highly probable future monthly export revenues in U.S. dollars, (b) the hedging instruments are portions of our long term debt obligations denominated in U.S. dollars, and (c) the risk hedged is the effect of changes in exchange rates between the U.S. dollar and the functional currency, the real. For more information, see note 31.2 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

On March 7, 2017, the Company received a formal notice from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) requesting that the Company restate its annual and interim financial statements since the second quarter of 2013. This notice requested that the Company restate the effects of the hedge accounting policy application relating to the cash flow hedge involving the Company’s future exports. The Company appealed the CVM decision and reaffirmed its view that its accounting policy has been correctly applied.

In July 2017, the CVM’s collegiate body accepted the Company’s appeal and dismissed the formal notice, which reinforced the correct application of the accounting policy by the Company.

6.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated
	09.30.2017	12.31.2016
Cash at bank and in hand	3,682	1,926
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	11,268	3,845
Other investment funds	76	427
	11,344	4,272
- Abroad
Time deposits	16,247	10,053
Automatic investing accounts and interest checking accounts	38,079	31,875
U.S. Treasury bills	−	17,004
Other financial investments	5,079	3,978
	59,405	62,910
Total short-term financial investments	70,749	67,182
Total cash and cash equivalents	74,431	69,108

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Marketable securities

	Consolidated
	09.30.2017			12.31.2016
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	3,680	−	3,680	2,556	−	2,556
Available-for-sale securities	428	2,064	2,492	1	−	1
Held-to-maturity securities	306	−	306	292	−	292
Total	4,414	2,064	6,478	2,849	−	2,849
Current	3,680	2,064	5,744	2,556	−	2,556
Non-current	734	−	734	293	−	293

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Available-for-sale securities in Brazil refer substantially to São Martinho’s common shares granted to the wholly-owned subsidiary Petrobras Biocombustível S.A. - PBIO (24 million shares) as consideration for PBIO’s shares in Nova Fronteira. For further information on this transaction see note 9.3. Available-for-sale securities abroad refer to UK government bonds amounting to GBP 475 million and maturing in March 2018.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.	Trade and other receivables
7.1.	Trade and other receivables, net
	Consolidated
	09.30.2017	12.31.2016
Third parties	22,190	19,972
Related parties
Investees (note 18.7)	1,732	1,809
Receivables from the electricity sector (note 7.4) (*)	16,830	16,042
Petroleum and alcohol accounts - receivables from Brazilian Government	829	875
Finance lease receivables	1,746	3,986
Receivables from divestments (note 9.1)	2,882	−
Other receivables	5,615	5,373
	51,824	48,057
Allowance for impairment of trade and other receivables	(19,299)	(17,682)
Total	32,525	30,375
Current	16,525	15,543
Non-current	16,000	14,832
(*) Includes the amount of R$ 776 at September 30, 2017 (R$ 817 at December 31, 2016) regarding finance lease receivable from AME.

7.2.	Trade receivables overdue - Third parties
	Consolidated
	09.30.2017	12.31.2016
Up to 3 months	2,902	1,313
From 3 to 6 months	137	218
From 6 to 12 months	315	1,339
More than 12 months	9,757	8,637
Total	13,111	11,507

7.3.	Changes in the allowance for impairment of trade and other receivables
	Consolidated
	09.30.2017	12.31.2016
Opening balance	17,682	14,274
Additions (*)	2,527	4,532
Write-offs	(272)	(28)
Reversals	(494)	(595)
Cumulative translation adjustment	(144)	(501)
Closing balance	19,299	17,682
Current	6,725	6,551
Non-current	12,574	11,131

(*) In 2017, additions include R$ 894 from the finance lease agreement termination relating to the Vitória 10,000 drilling rig. In 2016, additions include: R$ 1,242 from electricity sector and R$ 2,045 from losses on advances to suppliers, as well as assumed debt and termination costs relating to the agreement with the Ecovix shipyard.

7.3.1.	Allowance for impairment of receivable relating to the Vitória 10,000 drilling rig

On May, 22 2017, the Company terminated a finance lease agreement relating to the Vitória 10,000 drilling rig, owned by the indirect wholly-owned subsidiary Drill Ship International BV – DSI BV and leased to the Deep Black Drilling LLP – DBD, an entity from Schahin group. On July 19, 2017, a court ruling confirmed this contract termination and, shortly after, Schahin filed a request to suspend its effects, which was denied by the court on July 28, 2017.

Due to the finance lease agreement termination, the Company assessed the value in use of the drilling rig based on the cash flows projected to arise from its commitment to certain Petrobras Group projects, and compared it to the carrying amount of the finance lease receivable at June 30, 2017. As result, the Company wrote-down R$ 818 as other income and expenses in the second quarter of 2017.

In addition, on August 9, 2017, measures were adopted to obtain possession of this drilling rig, which effectively occurred on August 16, 2017. As a result of this matter, in the third quarter of 2017 the Company added R$ 76 to the allowance for impairment due to additions to the finance lease receivable and contractual fine, as well as derecognized the finance lease receivable and recognized the drilling rig as equipment within Property, plant and equipment, in the amount of RS$ 1,224.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	Consolidated
	As of 12.31.2016	Sales	Amounts received	Transfers (*)	Write-offs	Allowance for impairment, net of reversals	Inflation indexation	As of 09.30.2017
Related parties (Eletrobras Group)
Amazonas Distribuidora de Energia - AME	8,065	732	(1,428)	755		(520)	721	8,325
Centrais Elétricas de Rondônia - CERON	1,201	−	(44)	−		−	90	1,247
Others	313	94	(108)	−	(56)	88	32	363
Subtotal	9,579	826	(1,580)	755	(56)	(432)	843	9,935
Third parties
Cia de Gás do Amazonas - Cigás	468	1,967	(1,119)	(755)		(6)	25	580
Centrais Elétricas do Pará - Celpa		212	(301)	−		100	−	11
Others	15	414	(403)		(18)	31	−	39
Subtotal	483	2,593	(1,823)	(755)	(18)	125	25	630
Trade receivables, net	10,062	3,419	(3,403)	−	(74)	(307)	868	10,565

Trade receivables - Eletrobras Group	16,042	826	(1,580)	755	(56)		843	16,830
(-) Allowance for impairment	(6,463)					(432)		(6,895)
Subtotal	9,579	826	(1,580)	755	(56)	(432)	843	9,935
Trade receivables - Third parties	1,683	2,593	(1,823)	(755)	(18)		25	1,705
(-) Allowance for impairment	(1,200)					125		(1,075)
Subtotal	483	2,593	(1,823)	(755)	(18)	125	25	630
Trade receivables - Total	17,725	3,419	(3,403)	−	(74)	−	868	18,535
(-) Allowance for impairment	(7,663)	−	−	−	−	(307)	−	(7,970)
Trade receivables, net	10,062	3,419	(3,403)	−	(74)	(307)	868	10,565
(*) Transfer of overdue receivables from Cigás to AME, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME.

The Company supplies fuel oil, natural gas, and other products to entities that operate in the state of Manaus and in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system provides the public service of electricity distribution in the northern region of Brazil as the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) has not yet met the demand for electricity due to technical or economic reasons.

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, principally relating to Provisional Measure 579/2012 which significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay the total amount for the products supplied by the Company, increasing the default rate of those customers to the Company, notably from AME.

The Company intensified negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed R$ 8,601 to the Company, of which R$ 7,380 were collateralized by payables from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético ‐ CDE) to the CCC. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis and the first of 120 monthly installments was paid in February 2015.

The contractual amortization clauses in the debt acknowledgement agreement establish the payment of 15% of the amount of renegotiated debt within 36 months and the remaining 85% to be paid in 84 installments beginning in January 2018. Therefore, the Company expects the balance of trade receivables from the electricity sector will decrease from 2018 onwards as the amounts to be received will be higher than inflation indexation on debt acknowledgement agreements. Despite some periodic delays, these payments have continued.

In order to mitigate an increase in default rates, on September 1, 2015 the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) enacted the Normative Instruction 679 enabling the Company to receive funds directly from the CCC, as these funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months.

The Company had expected that the abovementioned rule would have strengthened the financial situation of the companies in the electricity sector. However, this had not occurred and the level of these defaults had increased. Accordingly, in 2016, the Company recognized R$ 1,242 as allowance for impairment of trade receivables (net of reversals) with respect to uncollateralized outstanding receivables.

Accordingly, the Company has adopted the following measures:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

•	judicial collection of overdue receivables with respect to natural gas supplied to AME, Eletrobras and Cigás;
•

judicial collection of overdue receivables with respect to fuels, mainly fuel oil, supplied by the wholly-owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);

•	suspension of fuels supply on credit, mainly fuel oil, except when legally enforced;
•	the wholly-owned subsidiary Petrobras Distribuidora registered entities controlled by Eletrobras as delinquent companies in the Brazilian Central Bank records;
•

Petrobras parent company registered AME as a delinquent company in ANEEL records from April 2016 to May 2017. In May 2017, ANEEL canceled this registration alleging fuel purchases are non intra sector debt. The Company has appealed the ANEEL decision.

In the nine-month period ended September 30, 2017, the Company accounted for allowances for impairment of trade receivables, net of reversals, totaling R$ 307 (R$ 1,215 in the same period of 2016) primarily due to unsecure overdue receivables related to supplies of fuel oil and natural gas, partially offset by overdue receivables paid by Celpa.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

8.	Inventories
	Consolidated
	09.30.2017	12.31.2016
Crude oil	10,589	11,485
Oil products	8,821	8,634
Intermediate products	2,019	2,281
Natural gas and LNG (*)	108	435
Biofuels	455	686
Fertilizers	88	85
Total products	22,080	23,606
Materials, supplies and others	3,809	4,053
Total	25,889	27,659
Current	25,851	27,622
Non-current	38	37
(*) LNG - Liquefied Natural Gas

The amount of inventories is presented net of R$ 7 reducing inventories to net realizable value (R$ 92 as of December 31, 2016), primarily due to changes in international prices of crude oil and oil products. In the nine-month period ended September 30, 2017, the Company recognized as cost of sales R$ 216 reducing inventories to net realizable value, net of reversals (R$ 1,195 in the same period of 2016).

At September 30, 2017, the Company had pledged crude oil and oil products volumes as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008, in the amount of R$ 12,091 (R$ 6,449 as of December 31, 2016), as set out in note 21. In the third quarter of 2017, the amount of collateral was revised and updated in order to reflect the increase in the commitments undertaken under TCF.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

9.	Disposal of Assets and other changes in organizational structure

The Company has an effective divestment and venture program which takes into account opportunities for divestments in several areas where it operates. The divestment portfolio is dynamic, meaning that market conditions, legal matters and negotiations may affect the Company’s evaluation of ongoing and potential transactions.

On December 7, 2016, the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) filed a civil action prohibiting the Company from commencing additional divestment projects and entering into sales agreements, except for transactions in their final stages at that time. After the TCU’s assessment of the divestments decision-making methodology and the Company’s review of its divestment policies, the TCU’s civil action was dismissed, allowing the progress of the divestment and venture program to continue based on the revised methodology.

Accordingly, the Company’s Executive Board approved the new divestment portfolio on March 30, 2017, consisting of projects that follow the revised divestment methodology in compliance with the TCU’s decision.

9.1.	Disposal of Assets

Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), a group entity from the distribution business segment, held through Petrobras Caribe Ltda.

This transaction was concluded on January 4, 2017 and the net proceeds from this sale were US$ 470 million, of which US$ 90 million was received via distribution of dividends after taxes on December 9, 2016 and the remaining US$ 380 million was paid by Southern Cross Group at the transaction closing. Accordingly, the Company recognized a gain of R$ 2 as other income and expenses, in the first quarter of 2017, taking into account the impairment of R$ 266 at December 31, 2016.

In addition, a R$ 248 loss was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustments resulting from the depreciation of the Chilean Peso against the U.S. Dollar from the time of the acquisition of this investment to its disposal (see note 22.2).

Disposal of interest in Nova Transportadora do Sudeste (NTS) and related changes in organizational structure

After a corporate restructuring intended to concentrate the transportation assets of the southeastern region in Nova Transportadora do Sudeste – NTS, a group entity from the gas and power business segment,  the Company’s Board of Directors approved on September 22, 2016 the sale of a 90% interest in NTS to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation - CIC) and GIC Private Limited (GIC).

The following changes in organizational structure occurred as part of this process:

•

The Extraordinary General Meeting of NTS, held on October 21, 2016, approved an increase to its share capital in the amount of R$ 2.31 billion, based on an independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary Transportadora Associada de Gás S.A. - TAG. This capital increase required the approval of the National Petroleum, Natural Gas and Biofuels Agency - ANP through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias);

•

The Extraordinary General Meeting of the TAG, held on October 21, 2016, approved a reduction to its share capital, via a capital surplus, in the amount of its investment in NTS (R$ 2.6 billion) and transfer of all of its interest in NTS to Petrobras, as occurred on October 24, 2016 pursuant to the Permissions of Provisional Operation.

This transaction prescribes the maintenance of charge capacity and also the same terms of five Firm Gas Transportation Agreements including 100% ship-or-pay clauses. These agreements have terms of 20 years from 2016 and their rates are indexed to the Brazilian General Market Price Index (IGP-M) and regulated by the ANP.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On April 4, 2017, after performing all conditions precedent and adjustments provided for in the purchase and sale agreement, this transaction was completed in the amount of US$ 5.08 billion upon the payment of US$ 4.23 billion on this date, of which US$ 2.59 billion relates to the sale of shares, US$ 100 million relates to an escrow account pledged as collateral for charges associated with the repair of pipelines, and US$ 1.64 billion relates to the issuance of convertible debentures by NTS, maturing in 10 years, as a replacement of the debt to PGT. The remaining balance (US$ 850 million, also relating to the sale of shares) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

At June 30, 2017, the Company recognized a gain on this transaction in the amount of R$ 6,977 accounted for as other income and expenses, which includes a R$ 698 gain on remeasurement of retained interests. This amount was subject to price adjustments according to the purchase and sale agreement.

On October 10, 2017, the final price adjustment was settled, in the amount of R$ 63, totaling a gain of US$ 7,040 on this transaction.

Disposal of Guarani

On December 28, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO), from the biofuels business segment, disposed of its interests in the associate Guarani S.A. (45.97% of share capital) to Tereos Participations SAS, an entity of the French group Tereos.

On February 3, 2017, this transaction was concluded pursuant to the payment of US$ 203 million, after all conditions precedent were performed by Tereos Participations SAS. At December 31, 2016, an impairment loss amounting to R$ 578 was accounted for.

Additionally, a gain of R$ 132 was recycled from shareholders’ equity to other income and expenses within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the appreciation of Mozambican Metical against the Brazilian Real from the acquisition of this investment to its disposal (see note 22.2). This gain was partially offset by a R$ 69 loss also recycled from shareholders’ equity to other income and expenses, reflecting cumulative losses relating to cash flow hedge accounting.

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A, a group entity from the RT&M business segment (Refining, Transportation and Marketing), to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A.. Accordingly, the related assets and liabilities were classified as held for sale at December 31, 2016, as this transaction was subject to approval at Ultrapar’s and Petrobras’ Shareholders’ Meetings, as well as the approval of CADE.

In January 2017, this sale was approved at Ultrapar’s and Petrobras’ Shareholders’ Meetings in the amount of R$ 2.7 billion.

According to an official statement released by the Brazilian Antitrust Regulator (CADE) in June 2017, additional diligence was required in order to conclude on market concentration aspects of this sale. In August 2017, the CADE reported some concerns about market concentration that may result from this transaction. However, the CADE’s conclusion is still under assessment and additional procedures may be necessary.

The Company has performed a regular assessment on the progress of CADE’s evaluations on this transaction and no new factors that could change the commitment to its plan to sell Liquigás have been identified. Based on this assessment and other pending conditions precedent to the transaction, including the aforementioned approval by CADE, the related assets and liabilities remained classified as held for sale as of September 30, 2017.

Disposal of Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of the interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe), both from the RT&M business segment, to Grupo Petrotemex S.A. de C.V. and Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385 million, which will be totally disbursed at the transaction closing. This amount remains subject to adjustments relating to working capital, net debt and recoverable taxes.

On February 21, 2017, the transaction was approved at the Grupo Alfa’s Board of Directors Meeting and, on March 27, 2017, at Petrobras’ Shareholders’ Meeting.

According to an official statement released by the Brazilian Antitrust Regulator (CADE) on October 10, 2017, additional diligence was required in order to conclude on market concentration aspects of this sale.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The Company has performed a regular assessment on the progress of CADE’s evaluations on this transaction and no new factors that could change the commitment to its plan to sell these petrochemical plants were identified. Based on this assessment and other pending conditions precedent to the transaction, including the aforementioned approval by CADE, the related assets and liabilities remained classified as held for sale as of September 30, 2017.

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain E&P assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% and is located in the Block BM-S-11). The Company will continue to operate the block;

•	Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will retain a 10% interest in this area; and
•	Transfer of the Company’s 50% interests in the power plants Celso Furtado and Rômulo Almeida. In 2016, the Company recognized an impairment loss on this transaction in the amount of R$ 156.

On February 28, 2017, the Company and Total signed purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the amount of US$ 1,675 million in cash for assets and services, as well as contingent payments in the amount of US$ 150 million, associated with the production volume in Iara field. In addition, a long-term line of credit in the amount of US$ 400 million will be provided by Total, which may be used to fund the Company’s investments in the Iara fields.

The aforementioned agreements adds up to the ones already executed on December 21, 2016, such as: (i) the option for Petrobras to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) the joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) the Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

These transactions are still subject to approval by the relevant authorities, the potential exercise of preemptive rights by current Iara partners, and other customary conditions precedent.

The Company has performed a regular assessment on the progress of conditions precedent to the transaction and no new factors that could change the commitment to its plan to sell these assets were identified. Accordingly, the related assets and liabilities remained classified as held for sale as of September 30, 2017.

9.2.	Assets classified as held for sale

The major classes of assets and liabilities classified as held for sale are shown in the following table:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	09.30.2017					12.31.2016
	E&P	Distribution	RT&M	Gas & Power	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	−	−	31	−	31	355
Trade receivables	−	−	494	−	494	667
Inventories	−	−	274	−	274	560
Investments	−	−	16	−	16	1,233
Property, plant and equipment	3,899	5	892	307	5,103	14,409
Others	−	−	994	−	994	1,445
Total	3,899	5	2,701	307	6,912	18,669

Liabilities on assets classified as held for sale (*)
Trade Payables	33	−	157	−	190	440
Finance debt	−	−	24	−	24	45
Provision for decommissioning costs	196	−	−	−	196	170
Others	−	−	362	−	362	950
Total	229	−	543	−	772	1,605

(*) As of September 30, 2017, the amounts  mainly refer to assets and liabilities transferred following the approvals of the disposal of Liquigás, Petroquímica Suape and Citepe,  interest in the concession areas named as Iara and Lapa, as well as interests in the thermoelectric power generation plants  Rômulo Almeida and Celso Furtado. At December 31, 2016, the amounts also comprise assets and liabilities transferred following the approvals of the disposals of NTS, PCD, Guarani and Nova Fronteira.

9.3.	Other changes in organizational structure

Sale and merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary PBIO (biofuels business segment) entered into an agreement with the São Martinho group to merge PBIO’s interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

On February 23, 2017, this transaction was concluded as São Martinho granted to PBIO an additional 24 million of its common shares, corresponding to 6.593% of its voting and total paid in capital, in exchange and in proportion to the shares that PBIOs held in Nova Fronteira. These shares are accounted for as available-for-sale securities, as set out in note 6.

Corporate restructuring in Petrobras Distribuidora (BR)

On July 11, 2017, the Company’s Board of Directors approved an initial public offering (IPO) of its wholly-owned subsidiary Petrobras Distribuidora (BR), which will be effected through a secondary public offering of shares. Accordingly, the corporate restructuring of BR was approved in August 2017 through the following transactions:

•	On August 31, 2017, Petrobras Parent Company increased the share capital of BR by R$ 6,313, in order to pre-pay borrowings owned by BR and unconditionally guaranteed by Petrobras; and
•

Partial spin-off of BR, with the separation of the collateralized receivables held by BR resulting from debt acknowledgement agreement with the Eletrobras group and other receivables from other entities of Petrobras Group also held by BR, totaling the same amount of the aforementioned capital increase. These assets were incorporated by the wholly-owned subsidiary Downstream Participações Ltda. (“Downstream”) on August 31, 2017.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.	Investments
10.1.	Changes in investments (Parent Company)
	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Balance at 09.30.2017

Subsidiaries
PNBV(***)	68,167	5,076	80	5,092	(2,068)	−	−	76,347
PIB BV	20,076	−	−	(2,803)	(280)	−	−	16,993
TAG(****)	8,494	3,695	−	733	−	1,114	(1,179)	12,857
BR Distribuidora (*****)	7,294	6,313	(6,339)	567	−	−	−	7,835
Downstream	3	−	6,339	27	−	−	−	6,369
Transpetro	3,879	−	−	325	(27)	−	(27)	4,150
PB-LOG	3,348	−	−	454	−	−	(872)	2,930
PBIO	1,350	38	−	128	(132)	42	−	1,426
Logigás	1,190	−	−	254	−	−	(216)	1,228
Gaspetro	952	−	−	87	−	−	(23)	1,016
Breitener	633	−	−	29	−	−	(4)	658
Termomacaé Ltda	705	−	−	(610)	−	−	(20)	75
Araucária Nitrogenados	194	116	150	(460)	−	−	−	−
Other subsidiaries	805	1	31	157	2	−	(25)	972
Joint operations	233	−	−	39	−	−	(55)	217
Joint ventures	314	177	−	(208)	−	4	(39)	248
Associates
Braskem	3,368	−	−	1,305	(113)	583	−	5,143
Nova Transportadora do Sudeste - NTS (**)	−	−	1,150	92	−	−	(114)	1,128
Other associates	167	−	−	34	−	−	(12)	189
	121,172	15,416	1,411	5,242	(2,618)	1,743	(2,586)	139,781
Other investments	19	−	−	−	−	−	−	19
Total investments	121,191	15,416	1,411	5,242	(2,618)	1,743	(2,586)	139,800
Provision for losses in subsidiaries				18
Results in investees transferred to assets held for sale				135
Results in equity-accounted investments and other comprehensive income				5,396
(*) It Includes unrealized profits from transactions between companies.
(**) Remaining 10% stake in NTS (R$ 452), including remeasurement by fair value (R$ 698).
(***) Capital contribution to PNBV to fund investment projects.
(****) Capital contribution to TAG to pay for loans to BNDES.
(*****) Capital contribution to BR and transferred to Downstream, as set out in note 9.3.

10.2.	Changes in investments in joint ventures and associates (Consolidated)
	Balance at 12.31.2016	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 09.30.2017
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	4,654	−	−	257	(133)	−	(395)	4,383
State-controlled natural gas distributors	1,076	−	−	181	−	−	(95)	1,162
Compañia Mega S.A. - MEGA	115	−	−	69	(9)	−	(37)	138
Petrochemical joint ventures	83			18	−		−	101
Other joint ventures	337	232	(7)	(251)	−	4	(38)	277
Associates								−
Braskem S.A.	3,368	−	−	1,305	(113)	583	−	5,143
Nova Transportadora do Sudeste - NTS			1,150	92			(114)	1,128
Petrochemical associates	96	−	−	11	−	−	−	107
Other associates	169	−	(10)	23	(1)	−	(10)	171
Other investments	50	−	−	−	−	−	−	50
Total	9,948	232	1,133	1,705	(256)	587	(689)	12,660
Results in investees transferred to assets held for sale				(40)
Results in equity-accounted investments				1,665

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.3.	Investments in listed companies
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	09.30.2017	12.31.2016	Type	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Associate
Braskem S.A.	212,427	212,427	Common	42.80	29.99	9,092	6,371
Braskem S.A.	75,762	75,762	Preferred A	42.43	34.25	3,215	2,595
						12,307	8,966

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of September 30, 2017, the quoted market value of the Company’s investment in Braskem was R$ 12,307, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, at December 31, 2016, the recoverable amount of the investment for impairment testing purposes was determined based on its value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s audited consolidated financial statements for the year ended December 31, 2016.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

11.	Property, plant and equipment
11.1.	By class of assets
	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2016	23,821	288,539	146,861	170,610	629,831	442,439
Additions	361	3,223	41,337	720	45,641	33,657
Additions to / review of estimates of decommissioning costs	−	−	−	3,113	3,113	2,868
Capitalized borrowing costs	−	−	5,982	−	5,982	4,470
Write-offs	(210)	(465)	(4,689)	(153)	(5,517)	(5,210)
Transfers (***)	1,479	16,645	(55,069)	20,570	(16,375)	(5,516)
Depreciation, amortization and depletion	(1,479)	(26,102)	−	(20,422)	(48,003)	(36,742)
Impairment recognition	(1,036)	(12,652)	(1,510)	(6,357)	(21,555)	(13,709)
Impairment reversal	−	2,511	−	584	3,095	2,514
Cumulative translation adjustment	(180)	(15,128)	(7,210)	(1,818)	(24,336)	−
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771
Cost	32,589	415,663	125,702	262,886	836,840	624,946
Accumulated depreciation, amortization and depletion	(9,833)	(159,092)	−	(96,039)	(264,964)	(200,175)
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771
Additions	3	3,161	26,241	73	29,478	20,121
Additions to / review of estimates of decommissioning costs	−	−	−	96	96	44
Capitalized borrowing costs	−	−	4,649	−	4,649	3,404
Write-offs	(3)	(27)	(1,358)	(59)	(1,447)	(1,414)
Transfers	993	12,283	(21,873)	9,883	1,286	(337)
Depreciation, amortization and depletion	(1,100)	(17,125)	−	(13,239)	(31,464)	(24,180)
Impairment recognition	(7)	(144)	(204)	−	(355)	(129)
Cumulative translation adjustment	(19)	(2,053)	(1,064)	(200)	(3,336)	−
Balance at September 30, 2017	22,623	252,666	132,093	163,401	570,783	422,280
Cost	33,111	425,571	132,093	272,404	863,179	645,708
Accumulated depreciation, amortization and depletion	(10,488)	(172,905)	−	(109,003)	(292,396)	(223,428)
Balance at September 30, 2017	22,623	252,666	132,093	163,401	570,783	422,280

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 28 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) In 2016 includes transfers to assets held for sale.

In addition to the capital commitments previously reported and in line with the investments foreseen in the Strategic Plan and the 2017-2021 Business and Management Plan, in the nine-month period ended September 30, 2017 the Company entered into agreements for the acquisition and construction of property, plant and equipment, especially the contract for the conclusion of the hull conversion of FPSO P-76, in the amount of R$ 1,644, and the contract for the supply of flexible pipelines for the production, gas lifting and water injection in many pre-salt projects, in the total amount of R$ 1,970, expiring in March 2018 and May 2022, respectively.

At September 30, 2017, consolidated and Parent Company property, plant and equipment include assets under finance leases of R$ 394 and R$ 6,048, respectively (R$ 407 and R$ 6,004 at December 31, 2016).

11.2.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area, subject to a maximum production of five billion barrels of oil equivalent. The agreement has a term of forty years and is renewable for a further five years subject to certain conditions. As of September 30, 2017, the Company’s property, plant and equipment include the amount of R$ 74,808 related to the Assignment Agreement.

The agreement establishes that its review procedures will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and the ANP. The review of the Assignment Agreement, which will determine if the value of acquired rights is greater or lower than the amount initially paid by the Company, will be concluded after the assessment of all the areas.

Petrobras has already declared commerciality in fields of all six blocks under this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

If the review of the Assignment Agreement determines that the value of acquired rights is greater than the amount initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement in order to match with the amount originally paid. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase and estimated costs and production for the development period. The review of the Assignment Agreement may result in renegotiation in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

The information gathered after drilling over 50 exploratory wells and performing extended well tests in this area, as well as the extensive knowledge acquired on the pre-salt layer of Santos Basin, made possible the identification of volumes exceeding five million barrels of oil equivalent.

The Company considers this surplus provides an opportunity to enter into an agreement concerning the compensation to the Company arising from this review. Therefore, aiming to support an eventual negotiation where this compensation would be paid through the right over exceeding volume, the Company is complementing its assessment based on reports issued by its independent experts engaged.

Currently, the final amount to be established for this agreement is not defined. The beginning of negotiation with the Brazilian Federal Government, which is expected to occur in the fourth quarter of 2017, still depends on the conclusion of the appraisals by independent experts engaged by both parties and the issuance of the respective reports.

The Minority Shareholders Committee, created on October 21, 2016, will monitor this agreement review process and will provide support to the board’s decisions through opinions about related matters.

12.	Intangible assets
12.1.	By class of assets
	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2016	9,516	308	1,131	1,117	12,072	9,133
Addition	39	53	204	−	296	208
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(523)	−	(4)	−	(527)	(177)
Transfers	(44)	(15)	(1)	(332)	(392)	(7)
Amortization	(78)	(120)	(342)	−	(540)	(407)
Impairment recognition	(7)	−	−	−	(7)	−
Cumulative translation adjustment	(178)	(4)	(4)	(67)	(253)	−
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764
Cost	9,367	1,587	3,941	718	15,613	12,459
Accumulated amortization	(642)	(1,365)	(2,943)	−	(4,950)	(3,695)
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764
Addition	51	29	125	−	205	139
Capitalized borrowing costs	−	−	10	−	10	10
Write-offs	(244)	−	(7)	−	(251)	(22)
Transfers	(8)	2	4	−	(2)	5
Amortization	(49)	(68)	(243)	−	(360)	(275)
Impairment recognition	(16)	−	−	−	(16)	−
Impairment reversal	2	−	−	−	2	−
Cumulative translation adjustment	(9)	−	−	(4)	(13)	−
Balance at September 30, 2017	8,452	185	887	714	10,238	8,621
Cost	9,104	1,604	4,043	714	15,465	12,560
Accumulated amortization	(652)	(1,419)	(3,156)	−	(5,227)	(3,939)
Balance at September 30, 2017	8,452	185	887	714	10,238	8,621
Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

On September 27, 2017, the Company acquired seven blocks in the fourteenth round of bids under the shared production regime, held by the ANP, six of which are offshore and one is onshore. The Company will be the operator in all blocks. In the offshore blocks, Petrobras will hold a 50% interest in partnership with ExxonMobil. In the onshore blocks, the Company will hold the entire interest.

In the fourth quarter of 2017, the Company will pay the total amount of R$ 1,797 with respect to the signature bonus for obtaining concessions for exploration of these blocks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

13.	Impairment

The Company’s assets are tested for impairment annually, or whenever there is an indication that their carrying amount may not be recoverable.

13.1.	Impairment of property, plant and equipment, intangible assets and assets held for sale

Jan-Sep 2017

In the nine-month period ended September 30, 2017, the Company recognized impairment losses (net of reversals) amounting to R$ 351, mainly reflecting:

a) Araucaria Nitrogenados - write down to the recoverable amount of assets relating to the wholly-owned subsidiary Araucaria Nitrogenados S.A. Indications of impairment were identified during this period, such as lower sales volume and prices, as well as higher production costs. Therefore, the Company assessed the related assets for impairment and, as a result, an impairment charge of R$ 224 was recognized primarily in the second quarter of 2017. The determination of value in use was based on cash flow projections reflecting financial budget and forecasts approved by the management and a post-tax real discount rate of 6.6% p.a. (7.8% p.a. in 2016) derived for the weighted average cost of capital (WACC) for the fertilizer business; and

b) COMPERJ - impairment losses of R$ 129 were recognized during the nine-month period ended September 30, 2017 for work in progress relating to the infrastructure shared by COMPERJ’s first refining unit and the natural gas processing plant (UPGN) necessary for the transport and processing of natural gas from the pre-salt layer of the Santos Basin.

Jan-Sep 2016

During September 2016, indications of impairment were identified for certain assets, which triggered their impairment assessment due to changes mainly driven by a slower recovery of oil prices, a decrease in future capital expenditures, reflecting the Company’s plan to reduce current debt levels and optimize its investment portfolio, as well as changes in the Brazilian political and economic landscape.

These changes impacted the medium and long term assumptions used in the Company’s Business and Management Plan finalized and approved in the third quarter of 2016, also impacting the key assumptions for impairment testing. Changes in the political and economic landscape in Brazil also resulted in increases in discount rates applied for impairment testing purposes at September 30, 2016.

Impairment losses, net of reversals, totaled R$ 16,770 in the nine-month period ended September 30, 2016 as shown below:

	Consolidated
	Jan-Sep/2016
Assets or CGUs, by nature	Carrying amount	Recoverable amount	Impairment (*)	Business segment	Main causes for impairment

Producing properties relating to oil and gas activities in Brazil (several CGUs)	36,591	30,406	5,936	E&P - Brazil	Higher exchange and discount rates
Oil and gas production and drilling equipment in Brazil	2,976	208	2,768	E&P - Brazil	Uncertainties over hulls construction
Second refining unit in RNEST	8,077	5,546	2,531	RTM - Brazil	Postponement and higher discount rate
Suape Petrochemical Complex	3,569	1,558	2,011	RTM - Brazil	Higher exchange rate and lower market projections
Comperj	1,186	−	1,186	RTM - Brazil	Postponement and uncertainties of the project
Fertilizer Plant - UFN III	1,699	1,202	497	Gas & Power - Brazil	Higher exchange and discount rates
Thermoelectric power generation plants	8,750	8,280	470	Gas & Power - Brazil	Higher discount rate, lower market projections and higher costs
Araucária (fertilizers plant)	638	185	453	Gas & Power - Brazil	Higher exchange and discount rates and higher costs
Transpetro’s fleet of vessels	5,685	5,340	345	RTM - Brazil	Postponements and suspension of projects and higher discount rate
Quixada Power plant	90	−	90	Biofuel, Brazil
Others	999	822	177	Several Segments
Assets classified as held for sale
Petrobras Chile Distribución	1,825	1,507	318	Distribution- Abroad	Exit price below carrying amount
Others			(12)	Several Segments
Total			16,770
(*) Impairment losses and reversals.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

For additional information about the main impairment losses on property, plant and equipment, intangible assets and assets classified as held for sale for the nine-month period ended September 30, 2016, see note 13 of the interim financial statements for September 30, 2016.

14.	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2017	12.31.2016
Property, plant and equipment
Opening Balance	16,728	20,310
Additions to capitalized costs pending determination of proved reserves	1,925	3,543
Capitalized exploratory costs charged to expense	(180)	(3,603)
Transfers upon recognition of proved reserves	(425)	(3,304)
Cumulative translation adjustment	(27)	(218)
Closing Balance	18,021	16,728
Intangible Assets	7,033	7,288
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	25,054	24,016
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
Exploration costs recognized in the statement of income	Jan-Sep/2017	Jan-Sep/2016
Geological and geophysical expenses	818	1,053
Exploration expenditures written off (includes dry wells and signature bonuses)	715	3,325
Other exploration expenses	37	269
Total expenses	1,570	4,647
Cash used in:
Operating activities	844	1,164
Investment activities	2,216	3,020
Total cash used	3,060	4,184

15.	Trade payables
	Consolidated
	09.30.2017	12.31.2016
Third parties in Brazil	12,104	10,690
Third parties abroad	4,666	6,580
Related parties	2,179	1,511
Balance in current liabilities	18,949	18,781

16.	Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default at September, 30 2017 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social - BNDES).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In the nine-month period ended September 30, 2017, proceeds from financing amounted to R$ 72,082, principally reflecting: (i) global notes issued in the capital market in the amount of R$ 32,695 (US$ 10,256 million) and maturing in 2022, 2025, 2027, 2028 and 2044; (ii) debentures issued in the domestic market amounting to R$ 4,989 and maturing in 2022 and 2024; and (iii) funds raised from the domestic and international banking market in the amount of R$ 27,663 with average term of five years.

In addition, the Company used R$ 108,026 for repayment of principal and interests, mainly attributable to: (i) R$ 24,356 (US$ 7,569 million) relating to repurchase of global bonds previously issued by the Company in the capital market maturing from 2018 to 2021 (ii) pre-payment of banking loans in the domestic and international market totaling R$ 39,682; and (iii) pre-payment of R$ 4,942 with respect to financings with BNDES.

During this period, the Company also rolled over some debts through non-cash transactions, including: (i) exchange of old notes amounting to R$ 21,217 (US$ 6,768 million) previously issued in the international capital market, maturing from 2019 to 2021, to new notes amounting to R$ 23,815 (US$ 7,597 million) with maturities in 2025 and 2028; (ii) exchange of some debts in the international banking market maturing from 2018 to 2020, to new similar financings amounting to R$ 5,486  (US$ 1,750 million) with maturities ranging from 2020 to 2022.

A roll-forward schedule of non-current debt is set out as follows:

	Consolidated
	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2016	−	96,436	6,734	68	103,238
Cumulative translation adjustment (CTA)	−	(342)	−	−	(342)
Additions (new funding obtained)	−	1,543	−	−	1,543
Transaction costs during the period (*)	−	1,045	1	−	1,046
Foreign exchange/inflation indexation charges	−	(5,277)	194	5	(5,078)
Pre-payments	−	(18,616)	−	−	(18,616)
Transfer to current liability	−	(5,778)	(471)	(8)	(6,257)
Transfer to liabilities associated with assets classified as held for sale	−	(21)	−	−	(21)
Balance as of December 31, 2016	−	68,990	6,458	65	75,513
Abroad
Opening balance at January 1, 2016	18,138	120,919	190,628	2,390	332,075
Cumulative translation adjustment (CTA)	(2,210)	(17,565)	(30,304)	(303)	(50,382)
Additions (new funding obtained)	−	24,956	33,450	−	58,406
Transaction costs during the period (*)	13	60	178	30	281
Foreign exchange/inflation indexation charges	(617)	(4,117)	(1,931)	(80)	(6,745)
Pre-payments	−	(2,549)	(18,874)	−	(21,423)
Transfer to current liability	(3,373)	(11,923)	(17,785)	(390)	(33,471)
Transfer to liabilities associated with assets classified as held for sale	−	−	(1,061)	−	(1,061)
Balance as of December 31, 2016	11,951	109,781	154,301	1,647	277,680
Total Balance as of December 31, 2016	11,951	178,771	160,759	1,712	353,193

Non-current
In Brazil
Opening balance at January 1, 2017	−	68,990	6,458	65	75,513
Cumulative translation adjustment (CTA)	−	(68)	−	−	(68)
Additions (new funding obtained)	−	16,459	4,989	−	21,448
Transaction costs during the period (*)	−	715	1	−	716
Foreign exchange/inflation indexation charges	−	38	72	(1)	109
Pre-payments	−	(21,196)	−	−	(21,196)
Transfer to current liability	−	(5,543)	(297)	(6)	(5,846)
Balance as of September 30, 2017	−	59,395	11,223	58	70,676
Abroad
Opening balance at January 1, 2017	11,951	109,781	154,301	1,647	277,680
Cumulative translation adjustment (CTA)	(287)	(2,470)	(4,457)	(43)	(7,257)
Additions (new funding obtained)	727	12,177	32,695	−	45,599
Transaction costs during the period (*)	6	81	(44)	22	65
Foreign exchange/inflation indexation charges	(11)	(601)	2,453	(3)	1,838
Pre-payments	−	(16,501)	(18,479)	−	(34,980)
Transfer to current liability	(2,392)	(10,294)	(5,533)	(124)	(18,343)
Balance as of September 30, 2017	9,994	92,173	160,936	1,499	264,602
Total Balance as of September 30, 2017	9,994	151,568	172,159	1,557	335,278

	Consolidated
Current	09.30.2017	12.31.2016
Short-term debt	520	1,167
Current portion of long-term debt	18,129	25,352
Accrued interest	4,697	5,277
Total	23,346	31,796

(*) It includes premium and discount over notional amounts and other related costs.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

16.1.	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2017	2018	2019	2020	2021	2022 onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	2,718	5,676	11,138	15,536	11,051	30,777	76,896	67,475
Floating rate debt	1,776	3,866	9,677	14,138	9,668	25,555	64,680
Fixed rate debt	942	1,810	1,461	1,398	1,383	5,222	12,216
Average interest rate	7.1%	6.8%	6.9%	6.8%	6.9%	5.8%	6.7%
							−
Financing in U.S. Dollars (US$):	5,741	14,840	24,977	19,542	27,067	163,440	255,607	282,143
Floating rate debt	4,657	12,733	20,651	15,387	9,431	54,215	117,074
Fixed rate debt	1,084	2,107	4,326	4,155	17,636	109,225	138,533
Average interest rate	3.8%	5.3%	5.5%	5.7%	5.7%	6.4%	5.9%

Financing in R$ indexed to US$:	128	267	259	259	259	249	1,421	1,462
Floating rate debt	16	61	61	61	61	51	311
Fixed rate debt	112	206	198	198	198	198	1,110
Average interest rate	3.5%	3.8%	3.7%	3.6%	3.3%	2.6%	3.5%

Financing in Pound Sterling (£):	148	119	−	−	−	7,286	7,553	7,894
Fixed rate debt	148	119	−	−	−	7,286	7,553
Average interest rate	6.0%	6.2%	−	−	−	6.3%	6.2%

Financing in Japanese Yen (¥):	148	289	−	−	−	−	437	467
Floating rate debt	148	289	−	−	−	−	437
Average interest rate	0.5%	0.4%	−	−	−	−	0.5%

Financing in Euro (€):	22	400	2,538	732	2,795	10,201	16,688	18,274
Floating rate debt	−	−	−	567	−	−	567
Fixed rate debt	22	400	2,538	165	2,795	10,201	16,121
Average interest rate	3.8%	4.3%	4.3%	4.5%	4.6%	4.7%	4.4%

Financing in other currencies:	22	−	−	−	−	−	22	22
Fixed rate debt	22	−	−	−	−	−	22
Average interest rate	14.0%	−	−	−	−	−	14.0%

Total as of September 30, 2017	8,927	21,591	38,912	36,069	41,172	211,953	358,624	377,737
Average interest rate	4.5%	5.6%	5.8%	5.9%	5.8%	6.3%	5.9%

Total as of December 31, 2016	31,796	36,557	68,112	53,165	61,198	134,161	384,989	387,077
Average interest rate	6.1%	6.0%	5.9%	5.9%	5.4%	6.4%	6.2%

* The average maturity of outstanding debt as of September 30, 2017 is 8.36 years (7.46 years as of December 31, 2016).

The fair value of the Company's finance debts is mainly determined and categorized into fair value hierarchy as follows:

•	Level 1 – quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 170,709 as of September 30, 2017 (R$ 151,582 as of December 31, 2016); and
•

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking account their currencies and also the Petrobras’ credit risk, amounting to R$ 207,028 as of September 30, 2017 (R$ 235,495 as of December 31, 2016).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

16.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the nine-month period ended September 30, 2017, the capitalization rate was 6.15% p.a. (5.67% p.a. in the nine-month period ended September 30, 2016).

16.3.	Lines of credit
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	−	1,500
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	−	1,000
PGT BV	SACE	12/22/2016	12/22/2017	300	250	50
Total				2,800	250	2,550
In Brazil
PNBV	BNDES	9/3/2013	3/26/2018	9,878	2,669	7,209
Transpetro	BNDES	11/07/2008	8/12/2041	1,763	520	1,243
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	159	76	83
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	-	329
Total				12,129	3,265	8,864

16.4.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) are also collateralized, as set in note 18.5.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

17.	Leases
17.1.	Future minimum lease payments / receipts – finance leases
	Consolidated
	Receipts			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value
2017	77	(47)	30	35	(19)	16
2018 - 2021	1,543	(796)	747	596	(295)	301
2022 and thereafter	2,305	(560)	1,745	1,357	(886)	471
As of September 30, 2017 (*)	3,925	(1,403)	2,522	1,988	(1,200)	788
Current			150			83
Non-current			2,372			705
As of September 30, 2017 (*)			2,522			788
Current			297			59
Non-current			4,506			736
As of December 31, 2016			4,803			795
(*) For information on termination of the finance lease contract related to Vitoria 10,000 drilling rig in 2017, see note 7.3.

17.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated
2017	8,973
2018	26,301
2019	19,452
2020	18,956
2021	20,252
2022 and thereafter	206,109
As of September 30, 2017	300,043
As of December 31, 2016	315,865

,

As of September 30, 2017, the balance of estimated future minimum lease payments under operating leases includes R$ 175,976 in the Consolidated (R$ 161,884 on December 31, 2016) with respect to assets under construction, for which the lease term has not commenced.

In the nine-month period ended September 30, 2017, the Company recognized expenditures of R$ 23,800 (R$ 25,553 in the same period of 2016) for operating leases installments.

18.	Related-party transactions

The Company has a related-party transactions policy, which is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

In order to ensure the goals of the Company and align them with transparency of processes and corporate governance best practices, this policy provides for assumptions to guide Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, such as: (i) related-party transactions must be executed on an arm’s length basis; (ii) must be completely and accurately presented in the Company’s reports, in accordance with applicable rules and; (iii) the Audit Committee must assess in advance transactions between the Company and its associates, the Brazilian Federal Government (including its agencies or similar bodies and controlled entities), as well as transactions with entities controlled by key management personnel or by their close family members, with monthly reporting of these assessments to the Board of Directors, for transactions that meet the materiality criteria established in CVM Instruction 480/09.

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities, which are under the scope of Board of Directors approval, must be preceded by the Audit Committee, Finance Committee and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

18.1.	Commercial transactions by operation with companies of the Petrobras’ group (parent company)
	09.30.2017			12.31.2016
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	7,931	−	7,931	10,031	−	10,031
Dividends receivable	1,982	−	1,982	3,045	−	3,045
Intercompany loans	−	36	36	−	225	225
Capital increase (advance)	−	205	205	−	3,882	3,882
Amounts related to construction of natural gas pipeline	−	906	906	−	1,126	1,126
Finance leases	102	889	991	98	914	1,012
Other operations	481	451	932	558	425	983
Assets held for sale	352	−	352	702	−	702
Total	10,848	2,487	13,335	14,434	6,572	21,006

Liabilities
Finance leases	(1,234)	(4,002)	(5,236)	(1,096)	(4,452)	(5,548)
Intercompany loans	−	(15,660)	(15,660)	−	(28,903)	(28,903)
Prepayment of exports	(30,593)	(101,948)	(132,541)	(28,115)	(101,011)	(129,126)
Accounts payable to suppliers	(11,447)	−	(11,447)	(12,116)	−	(12,116)
Purchases of crude oil, oil products and others	(7,179)	−	(7,179)	(6,373)	−	(6,373)
Affreightment of platforms	(3,622)	−	(3,622)	(5,282)	−	(5,282)
Advances from clients	(646)	−	(646)	(461)	−	(461)
Other operations	−	(286)	(286)	−	−	−
Total	(43,274)	(121,896)	(165,170)	(41,327)	(134,366)	(175,693)

Profit or Loss					Jan-Sep/2017	Jan-Sep/2016
Revenues, mainly sales revenues					97,745	95,038
Foreign exchange and inflation indexation charges					(3,496)	(5,577)
Financial income (expenses), net					(7,730)	(9,372)
Total					86,519	80,089

18.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	Income (expense)		09.30.2017			12.31.2016	09.30.2017			12.31.2016
	Jan-Sep/2017	Jan-Jun/2016	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)
BR	51,284	57,660	1,744	−	1,744	2,259	(178)	−	(178)	(211)
PIB BV	15,692	5,284	3,090	112	3,202	4,395	(32,042)	(117,609)	(149,651)	(158,760)
Gaspetro	5,565	4,857	929	104	1,033	849	(477)	−	(477)	(291)
PNBV	1,812	2,214	1,559	12	1,571	1,880	(3,944)	−	(3,944)	(5,891)
Transpetro	691	736	667	212	879	1,169	(1,709)	−	(1,709)	(1,093)
Logigás	7	(118)	25	906	931	1,368	(118)	−	(118)	(205)
Thermoelectrics	(116)	(171)	32	35	67	322	(160)	(844)	(1,004)	(1,103)
Fundo de Investimento Imobiliário	(146)	(213)	69	−	69	66	(337)	(1,378)	(1,715)	(1,723)
TAG	241	(1,202)	1,352	889	2,241	5,942	(2,044)	−	(2,044)	(1,938)
PDET Off Shore (**)	(83)	(92)	−	−	−		(388)	(430)	(818)	(888)
Other subsidiaries	2,017	2,367	1,091	215	1,306	2,272	(656)	−	(656)	(1,634)
Total Subsidiaries	76,964	71,322	10,558	2,485	13,043	20,522	(42,053)	(120,261)	(162,314)	(173,737)
Structured Entities
CDMPI	(131)	(151)	−	−	−	−	(370)	(1,349)	(1,719)	(1,876)
Total Structured Entities	(131)	(151)	−	−	−	−	(370)	(1,349)	(1,719)	(1,876)
Associates
Companies from the petrochemical sector	9,655	8,882	58	−	58	412	6	−	6	(72)
Other associates	31	36	232	2	234	72	(857)	(286)	(1,143)	(8)
Total Associates	9,686	8,918	290	2	292	484	(851)	(286)	(1,137)	(80)
Total	86,519	80,089	10,848	2,487	13,335	21,006	(43,274)	(121,896)	(165,170)	(175,693)
(*) Includes its subsidiaries and joint ventures.
(**) On August 23, 2017, the Parent Company purchased the totality of shares of PDET Offshore, which became a wholly-owned subsidiary, no longer a structured entity.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

18.3.	Annual rates for intercompany loans
	Parent Company
	Assets		Liabilities
	09.30.2017	12.31.2016	09.30.2017	12.31.2016
From 5.01% to 7%	−	77	(15,660)	(28,903)
From 7.01% to 9%	−	100	−	−
More than 9.01%	36	48	−	−
Total	36	225	(15,660)	(28,903)

18.4.	Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP, which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
	09.30.2017	12.31.2016
Other receivables	14,731	11,301
Assignment of receivables	(18,689)	(23,121)

	Jan-Sep/2017	Jan-Sep/2016
Finance income FIDC-NP	947	702
Finance expense FIDC-NP	(1,605)	(1,966)
Net finance income (expense)	(658)	(1,264)

18.5.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	09.30.2017						12.31.2016
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2017	−	−	−	−	−	−	6,374
2018	880	1,584	2,037	−	547	5,048	20,935
2019	7,510	6,653	6,890	−	614	21,667	45,463
2020	5,470	8,976	1,296	−	3,710	19,452	41,270
2021	20,413	−	554	−	855	21,822	47,950
2022	11,750	15,278	−	4,088	1,952	33,068	9,008
2023 and thereafter	118,869	35,562	7,754	−	1,379	163,564	116,870
Total	164,892	68,053	18,531	4,088	9,057	264,621	287,870
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

Petrobras entered into 2 finance agreements with China Development Bank (CDB), maturing in 2019 and 2026, which are collateralized based on future oil exports for specific buyer, limited to 300 thousand barrels per day up to 2019 and 200 thousand barrels per day from 2020 to 2026. This collateral may not exceed the amount of the related debt. PGT, a wholly-owned subsidiary of Petrobras, guarantees these financing operations.

18.6.	Investment fund of subsidiaries abroad

As of September 30, 2017, a subsidiary of PIB BV had R$ 4,407 (R$ 10,389 as of December 31, 2016) invested in an investment fund abroad that held debt securities of PGF, PDET and of consolidated structured entities, mainly with respect to the following projects: CDMPI and, Charter.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

18.7.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

	Consolidated
	Jan-Sep/2017	09.30.2017		Jan-Sep/2016	12.31.2016
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	5,195	945	458	4,669	803	226
Petrochemical companies	9,269	65	9	8,865	426	88
Other associates and joint ventures	(1,025)	722	1,998	1,208	580	1,245
Subtotal	13,439	1,732	2,465	14,742	1,809	1,559

Government entities
Government bonds	346	7,099	−	361	3,628	−
Banks controlled by the Brazilian Government	(3,471)	15,585	45,905	(8,398)	13,408	64,727
Receivables from the Electricity sector (note 7.4)	1,669	16,830	12	2,579	16,042	8
Petroleum and alcohol account - receivables from Brazilian Government	4	829	−	14	875	−
Others	744	273	545	682	1,326	1,081
Subtotal	(708)	40,616	46,462	(4,762)	35,279	65,816
Pension plans	1	168	161	−	158	324
Total	12,732	42,516	49,088	9,980	37,246	67,699

Revenues, mainly sales revenues	18,020			16,994
Purchases and services	(3,023)			−
Foreign exchange and inflation indexation charges, net	896			(993)
Finance income (expenses), net	(3,161)			(6,021)
Current assets		10,647			9,979
Non-current assets		31,869			27,267
Current liabilities			5,595			13,157
Non-current liabilities			43,493			54,542
Total	12,732	42,516	49,088	9,980	37,246	67,699

In addition to the aforementioned transactions, Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospecting and drilling activities for hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent.

For detailed information on Assignment Agreement, see note 11.2.

18.8.	Compensation of employees and key management personnel

The total compensation of Executive Officers and Board Members of Petrobras parent company is set out as follows:

	Jan-Sep/2017			Jan-Sep/2016
	Officers	Board (members and alternates)	Total	Officers	Board (members and alternates)	Total
Wages and short-term benefits	9.5	0.7	10.2	8.5	1.0	9.5
Social security and other employee-related taxes	2.7	0.1	2.8	2.4	0.2	2.6
Post-employment benefits (pension plan)	0.8	−	0.8	0.8	−	0.8
Benefits due to termination of tenure	−	−	−	0.4	−	0.4
Total compensation recognized in the statement of income	13.0	0.8	13.8	12.1	1.2	13.3
Average number of members in the period (*)	8.00	9.00	17.00	7.56	11.67	19.23
Average number of paid members in the period (**)	8.00	6.00	14.00	7.56	9.78	17.34
(*) Monthly average number of members.
(**) Monthly average number of paid members.

In the nine-month period ended September 30, 2017, the Company recognized the amount of R$ 57.0 as compensation of the Board Members and executive officers of the Petrobras group (R$ 55.0 in the same period of 2016).

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In accordance with Brazilian regulation applicable to companies controlled by the Brazilian Government, Board members who are also members of the Audit Committee are only compensated in respect of the Audit Committee. The total compensation concerning these members totaled R$ 201 thousand in the nine-month period ended September 30, 2017 (R$ 242 thousand with Social security and related charges).

The general meeting, held on April 27, 2017, fixed monthly compensation of Audit Committee members to 10% of monthly average executive officers’ compensation, excluding certain social security benefits and paid vacation.

19.	Provision for decommissioning costs
	Consolidated
Non-current liabilities	09.30.2017	12.31.2016
Opening balance	33,412	35,728
Adjustment to provision	96	(1,785)
Transfers related to liabilities held for sale	(15)	(60)
Payments made	(1,530)	(2,606)
Interest accrued	1,811	2,290
Others	(25)	(155)
Closing balance	33,749	33,412

The estimates for abandonment and dismantling of oil and natural gas producing properties are revised annually at December 31 along with the annual process of oil and gas reserves certification and whenever an indication of significant change in the assumptions used in the estimates occurs.

20.	Taxes
20.1.	Income taxes and other taxes
Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	09.30.2017	12.31.2016	09.30.2017	12.31.2016	09.30.2017
Taxes in Brazil
Income taxes	1,427	1,938	335	364	0
Income taxes - Tax settlement programs (*)	−	−	783	−	2,950
	1,427	1,938	1,118	364	2,950
Taxes abroad	104	23	33	48	−
Total	1,531	1,961	1,151	412	2,950
(*) See note 20.2 for detailed information.

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2017	12.31.2016	09.30.2017	12.31.2016	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Taxes in Brazil:
Current / Deferred ICMS (VAT)	3,290	3,156	2,520	2,202	3,090	3,513	−	−
Current / Deferred PIS and COFINS	2,394	2,314	7,524	7,374	3,269	1,509	−	−
CIDE	60	71	−	−	357	386	−	−
Production taxes	−	−	−	−	3,853	4,015	−	−
Withholding income taxes	−	−	−	−	321	1,584	−	−
Tax Settlement Program (**)	−	−	−	−	954	90	−	−
Others	571	540	309	623	440	621	87	65
Total in Brazil	6,315	6,081	10,353	10,199	12,284	11,718	87	65
Taxes abroad	53	111	53	37	91	108	−	−
Total	6,368	6,192	10,406	10,236	12,375	11,826	87	65
(*) Other non-current taxes are classified as other non-current liabilities.
(**) It includes the amount of R$ 6 relating to tax amnesty and refinancing program (REFIS) from previous periods.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.2.	Brazilian federal settlement programs

In 2017, the Company joined the Tax Settlement Program (Programa de Regularização Tributária - PRT), Non-Tax Debts Settlement Program (Programa de Regularização de Débitos não Tributários - PRD) and the Special Tax Settlement Program (Programa Especial de Regularização Tributária - PERT). These programs were created under Provisional Measures 766, 780 and 783 in 2017, respectively, and enabled the settlement of certain legal proceedings involving Brazilian Federal Tax Authorities, Brazilian Federal Agencies and similar bodies,  along with certain benefits, such as the use of tax loss carry forwards and reduction on interests, penalties and related charges. These disputes amounted to R$ 9,995 that, following the relief provided for by these programs, was reduced to R$ 7,131.

The balances of respective liabilities carried on the statement of financial position as of September 30, 2017 are shown below:

	Tax liabilities	Settlement			Indexation charges
		In cash	Tax losses used	Total
PRT
Income taxes	1,061	(212)	(342)	(554)	−	507
Other taxes	599	(120)	(479)	(599)	−	−
	1,660	(332)	(821)	(1,153)	−	507
PERT
Income taxes	4,515	(1,326)	−	(1,326)	37	3,226
Other taxes	238	(8)	−	(8)	−	230
	4,753	(1,334)	−	(1,334)	37	3,456
PERT
Production taxes	718	−	−	−	−	718
Total	7,131	(1,666)	(821)	(2,487)	37	4,681
Current						1,731
Non-current						2,950

20.2.1.	Tax Settlement Program (Programa de Regularização Tributária - PRT)

The PRT enabled reliefs to settle tax and non-tax debts overdue up to November 30, 2016 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office).

The Company joined the program to settle, principally, proceedings at administrative level totaling R$ 1,660, for which outflow of resources were probable, related to disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation.

After assessing the reliefs provided by the PRT, the Company decided to settle the total debt of these tax disputes (R$ 1,660) with the benefit of using tax loss carry forwards to pay R$ 1,328, of which R$ 821 was already used at September 30, 2017 and R$ 507 will be used in up to 12 months. The amount of R$ 332 was settled in a lump sum payment.

After joining the PRT in May 2017, the Company recognized a reversal of provisions for legal proceedings previously recognized for this matter in the amount of R$ 1,560. The impacts of this program were accounted for in the second quarter of 2017 within the Company’s statement of income amounting to R$ 264 after tax effects, as shown in note 20.2.4.

20.2.2.	Special Tax Settlement Program (Programa Especial de Regularização Tributária - PERT)

The PERT enabled reliefs to settle tax and non-tax debts overdue up to April 30, 2017 to the Brazilian Federal Tax Authorities (Brazilian Federal Revenue Service and National Treasury Attorney's Office), including amounts under disputes involving these authorities.

The Company elected to join the PERT to settle the legal proceeding, in the amount of R$ 6,541, with respect to a notice of deficiency issued due to the use of expenses arising from the Terms of Financial Commitment (TFC), signed by Petrobras and Petros Plan in 2008, as deductible in determining taxable profit. The TFC represents a commitment to cover obligations due to participants’ accepted changes in the plan benefits and disputes resolved at that period.

The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited to 20% of the payroll and compensation of key management participants in the plan. After assessing the fundamentals of this court ruling, the Company reassessed the probability of outflow of resources with respect to this dispute and estimated a portion of it as probable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The Company was not able to use tax loss carry forwards to settle this amount as this tax dispute was in the scope of the National Treasury Attorney's Office. Accordingly, an assessment of the other reliefs was performed and, as a result, the Company decided to settle this tax dispute, totaling R$ 6,541, by paying R$ 4,356, which takes into account the benefits reliefs on interests, penalties and related charges. Of this amount, R$ 1,308 was settled in cash in August 2017, and the remaining amount will be settled through 145 monthly installments bearing interest at Selic interest rate (Brazilian short-term interest rate), of which the first one will mature in January 2018.

Pursuant to the Provisional Measure 807/2017 enacted on October 31, 2017, the period to join this program was extended from August 31 to November 14, 2017. Therefore, the Company decided in the third quarter of 2017 to settle other disputes relating to debts in the scope of the Brazilian Federal Revenue Service amounting to R$ 718, following unfavorable court rulings that changed the Company’s estimates about probability of outflow of resources to probable. After the relief under the PERT, the total amount of these disputes was reduced to R$ 394, of which R$ 325 will be settled in January 2018 through a lump sum payment, and the remaining R$ 69 will be paid through 145 monthly installments. These disputes refer to:

•

Tax dispute relating to the use of tax benefit under the Thermoelectric Priority Program (Programa Prioritário de Termeletricidade) established by the Decree 3.371/2000, that allegedly enabled total relief (zero rate) of tax on imported products (Imposto de Importação –II) and the tax on manufactured products (Imposto sobre Produtos Industrializados-IPI) over the import of certain equipment necessary for setting up electricity generation units. After the reliefs provided for by PERT, this tax dispute in the amount of R$ 330 was reduced to R$ 150;

•

Tax dispute relating to the use of certain tax loss carry forwards as deduction from the computation of taxable income. After the reliefs provided for by this program, this tax dispute in the amount of R$ 120 will be settled by paying R$ 63;

•

Other debts related to contributions to private social service and vocational training entities linked to trade unions, as well as PIS and COFINS (Social Integration Program and Social Security Financing). These amounts totaled R$ 80 that, after the relief provided for by this program was reduced to R$ 60; and

•

The wholly-owned subsidiaries Transpetro and BR also decided to settle Brazilian federal taxes disputes amounting to R$ 188. After the relief on interest, penalties and related charges, this amount will be settled by paying R$ 121.

Accordingly, the Company recognized the amount of R$ 6,347 within the statement of income for the nine-month period ended September 30, 2017, made up of tax debts after reliefs and tax effects amounting to R$ 4,084, reversals of deferred income tax assets for unused tax losses from 2012 to 2017 amounting to R$ 2,287 and reversal of provisions previously recognized totaling R$ 24, as shown in note 20.2.4.

In addition, the Company decided to use additional benefits pursuant to the Law No. 13,496/2017 enacted in October 2017 in order to reduce the debit related to Petros Plan under the PERT settlement program by R$ 395 after tax effects. This effect will be included in the income statement for the fourth quarter of 2017.

20.2.3.	Non-Tax Debts Settlement Program (Programa de Regularização de Débitos não Tributários - PRD)

The PRD enabled relief to settle non-tax debts overdue to the Brazilian Federal Agencies and similar bodies up to October 25, 2017, including amounts under disputes and debts in the scope of other settlement programs involving these authorities.

The Company joined the PRD to settle some legal proceedings involving ANP, with respect to production tax debts for which the likelihood of losses were deemed probable, following a court ruling in August 2017 granting to ANP its arguments.

After assessing the benefits from relief on interest, penalties and related charges provided for by this program, the Company decided to settle these disputes, totaling R$ 1,076 by paying R$ 718, of which R$ 430 will be settled in a lump sum payment in the fourth quarter of 2017 and the settlement of the remaining R$ 288 is expected to occur in January 2018.

Accordingly, the Company recognized R$ 519 within the statement of income for the nine-month period ended September 20, 2017, after tax effects, as shown in note 20.2.4.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.2.4.	Impacts of tax settlement programs (PRT, PERT and PRD) within statement of income
	PRT (*)	PERT	PRD	Total
Cost of sales	−	−	(412)	(412)
Other taxes	(544)	(1,944)	(80)	(2,568)
Finance expenses	(802)	(994)	(226)	(2,022)
Income taxes - notice of deficiency	(314)	(1,815)	−	(2,129)
Total - after reliefs	(1,660)	(4,753)	(718)	(7,131)
Impacts of PIS/COFINS on settlement programs	−	(146)	(21)	(167)
Income taxes - deductible expenses	(164)	815	220	871
Other income and expenses - reversal of provision (*)	1,560	24	−	1,584
Total	(264)	(4,060)	(519)	(4,843)
Income taxes - reversal of unused tax losses from 2012 to 2017	−	(2,287)	−	(2,287)
Impacts within the statement of income	(264)	(6,347)	(519)	(7,130)
(*) A portion of this provision was recognized within the statement of income, in the first quarter 2017, in the amount of R$ 627.

20.3.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2017, the Company elected to settle in cash VAT (ICMS) tax disputes concerning the states of Amazonas, Ceará, Minas Gerais and Pernambuco by joining states amnesty settlement programs, being exempted of paying interests and penalties. Accordingly, the Company charged R$ 177 as other taxes.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.4.	Brazilian Tax Law

State Law

On December 30, 2015, the state of Rio de Janeiro enacted laws that increased the tax burden on the oil industry since March 2016, as follows:

•

Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•	Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden imposed on it.

As the Brazilian Supreme Court has not ruled on the ABEP request for formal injunctions, the Company filed individual complaints before the State Court of Rio de Janeiro challenging both laws and, as a result, judicial injunctions were granted in favor of the Company in December 2016 and this tax burden has been suspended.

Brazilian Federal Law

During the third quarter of 2017, the Brazilian Federal Government enacted new tax rules applicable to the oil and gas industry.

On August 18, 2017, the Decree No. 9,128 and Provisional Measure No. 795 were enacted, providing for extension of relief on temporary admissions under Repetro (Special Customs Regime for the Export and Import of Goods destined to Exploration and Production of Oil and Natural Gas Reserves) to 2040, as well as amendments to certain matter, mainly concerning to:

•	Changes in Repetro’s methodology to be effective on January 1, 2018, ensuring tax relief on goods destined to sector in accordance with timeframes provided for by relevant rules;
•	Creation of a special regime for the acquisition and industrialization of goods with definitive permanence in Brazil and destined to the exploration and production of oil and natural gas ;
•	Deduction from income taxes basis of computation of investments made in the oil gas exploration and production phases; and
•	New rules relating to the determination of withholding income tax on remittances for payment of vessels charters.

These regulations are still subject to the Brazilian National Congress approval and, therefore, the Company is currently unable to make a reliable estimate of the respective financial impacts.

The company has disputes regarding the immediate deduction of crude oil production development costs from the basis of computation of taxable income, and also related to withholding income tax on remittances vessels charters payments. Additional information on these disputes is presented in note 29.3. Following the approval of the new taxation model of the sector by the Brazilian National Congress, it is expected greater stability and legal security to the companies, allowing an increase in investments and reduction of litigation involving the oil and industry.

In addition, ANP enacted Resolution No. 703 on September 26, 2017, establishing new criteria of reference price for the calculation of production taxes. The new calculation will be effective on January 1, 2018 and will be applied gradually to 2022, starting from a percentage of 20% according to the new rules. The new reference price for production taxes calculation takes into account different characteristics of the product in each exploratory area.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.5.	Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Consolidated
	Property, Plant and Equipment
	Exploration and decommissioning costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total
Balance at January 1, 2016	(40,310)	5,043	29,727	(1,366)	3,092	20,365	1,379	4,681	(27)	22,584
Recognized in the statement of income for the year	3,792	(2,161)	(1,192)	108	663	(362)	19	1,731	682	3,280
Recognized in shareholders’ equity(****)	-	-	(17,089)	992	-	(10)	-	3,485	-	(12,622)
Cumulative translation adjustment	-	(77)	47	-	5	(190)	-	(13)	(43)	(271)
Others (**)	-	250	(47)	(28)	(84)	(119)	-	(77)	316	211
Balance at December 31, 2016	(36,518)	3,055	11,446	(294)	3,676	19,684	1,398	9,807	928	13,182
Recognized in the statement of income for the period (***)	1,330	(4,322)	(935)	(169)	436	278	(244)	(365)	(545)	(4,536)
Recognized in shareholders’ equity(****)	−	−	(4,375)	−	−	−	−	−	−	(4,375)
Cumulative translation adjustment	−	(13)	4	−	−	(56)	−	−	−	(65)
Use of tax credits	−	−	−	−	−	(821)	−	−	−	(821)
Others	−	(550)	−	126	(67)	356	−	−	135	−
Balance at September 30, 2017	(35,188)	(1,830)	6,140	(337)	4,045	19,441	1,154	9,442	518	3,385

Deferred tax assets										14,038
Deferred tax liabilities										(856)
Balance at December 31, 2016										13,182

Deferred tax assets										10,106
Deferred tax liabilities										(6,721)
Balance at September 30, 2017										3,385
(*) Mainly includes impairment adjustments and capitalized borrowing costs.
(*) It includes R$ 249 transferred to liabilities associated with assets held for sale relating to Liquigás, PESA and NTS.
(***) It does not include R$ 165 relating to deferred income taxes of companies when classified as held for sale.

(****) The amounts presented as Loans, trade and other receivables/payables and financing, relate to the tax effect on exchange rate variation recognized within other comprehensive income (cash flow hedge accounting) as set out note 31.2.

The Company recognizes the deferred tax assets based on projections of taxable profits for future periods that are revised annually. The deferred tax assets will be realized in a ten years perspective to the extent of provisions realization and final resolution of future events, both based on the Business and Management Plan – BMP assumptions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

20.6.	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Consolidated
	Jan-Sep/2017	Jan-Sep/2016
Net income (losses) before income taxes	14,702	(15,930)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(4,999)	5,416
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	1,199	(698)
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(99)	(448)
Tax incentives	427	126
Tax loss carryforwards (unrecognized tax losses)	(178)	(1,512)
Non-taxable income (non-deductible expenses), net (**)	(1,213)	(2,374)
Tax settlement programs (***)	(4,416)
Others	326	(385)
Income taxes expense	(8,953)	125

Deferred income taxes	(4,701)	4,682
Current income taxes	(4,252)	(4,557)
Total	(8,953)	125

Effective tax rate of income taxes	60.9%	0.8%

(*) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) Includes results in equity-accounted investments and expenses relating to health care plan.
(***) Income taxes in the scope of PRT and PERT and reversals of losses carry forwards from 2012 to 2017, as shown in note 20.2.4.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.	Employee benefits (Post-Employment)
21.1.	Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and abroad, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents. See note 22 to the consolidated financial statement for the year ended December 31, 2016 for detailed information about pension and medical benefits sponsored by the Company.

Changes in the net defined benefits are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Balance at January 1, 2016	23,185	277	26,369	343	50,174
(+) Remeasurement effects recognized in OCI	9,667	563	7,166	53	17,449
(+) Costs incurred in the year	3,566	115	4,238	82	8,001
(-) Contributions paid	(672)	−	(1,224)	(32)	(1,928)
(-) Payments related to the Term of Financial Commitment (TFC)	(706)	−	−	−	(706)
Others	−	−	−	(322)	(322)
Balance at December 31, 2016	35,040	955	36,549	124	72,668
Current	1,344	−	1,328	−	2,672
Non-current	33,696	955	35,221	124	69,996
Balance at December 31, 2016	35,040	955	36,549	124	72,668
(+) Costs incurred in the period	3,011	187	3,307	23	6,528
(-) Contributions paid	(502)	−	(1,104)	(9)	(1,615)
(-) Payments related to the Term of Financial Commitment (TFC)	(358)	−	−	−	(358)
Others	−	−	−	(7)	(7)
Balance at September 30, 2017	37,191	1,142	38,752	131	77,216
Current	1,514	−	1,328	−	2,842
Non-current	35,677	1,142	37,424	131	74,374
Balance at September 30, 2017	37,191	1,142	38,752	131	77,216

Pension and medical benefit expenses, net recognized in the statement of income are set out as follows:

	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	216	110	382	9	717
Net interest cost over net liabilities / (assets)	2,795	77	2,925	14	5,811
Net costs for Jan-Sep/2017	3,011	187	3,307	23	6,528

Related to active employees:
Included in the cost of sales	566	97	629	1	1,293
Included in operating expenses	249	60	320	19	648
Related to retired employees	2,196	30	2,358	3	4,587
Net costs for Jan-Sep/2017	3,011	187	3,307	23	6,528
Net costs for Jan-Sep/2016	2,674	87	3,180	69	6,010

As of September 30, 2017, the Company had pledged crude oil and oil products volumes, totaling R$ 12,091, as collateral for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in 2008 (R$ 6,449 as of December 31, 2016). The amount of collateral for the Terms of Financial Commitment (TFC) was revised and updated in the third quarter of 2017 so as to reflect the increase in the commitments assumed.

In the nine-month period ended September 30, 2017, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 656 (R$ 619 in the nine-month period ended September 30, 2016) recognized in the statement of income.

Deficit settlement plan - Petros

Petros’ financial statements for 2016 were approved by the Executive Council of Petros on May 26, 2017 and presented an accumulated deficit of R$ 26.7 billion (R$ 22.6 billion accumulated deficit until 2015) in the Petros Plan of the Petrobras Group, according to the general accepted accounting standards for the post-retirement sector, regulated in Brazil by the Post-Retirement Benefit Federal Council – CNPC.

On June 19, 2017, the Superintendency of Post-retirement Benefits (PREVIC) issued the Conduct Adjustment Declaration (TAC) for Petros, determining a deadline for the implementation of its plan for reduction of the accumulated deficit computed at the end of 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On September 12, 2017, the Executive Council of Petros approved the deficit of the year 2015 to be settled and addressed it to the Company. It is expected this amount may reach R$ 27.7 billion due to interest and inflation forecasts to December 2017.

The Company assessed the deficit settlement plan and submitted it for the approval of the Secretariat of Management and Governance for the State-owned Companies (Secretaria de Coordenação e Governança das Empresas Estatais – SEST), and Petros should implement this plan within 60 calendar days following its approval, including the beginning of the additional contributions from participants and sponsors.

Pursuant to relevant regulation, the sponsors and participants will cover this deficit based on their respective proportions of regular contributions. Accordingly, the Parent Company will cover approximately R$ 12.8 billion of this deficit and BR Distribuidora will cover R$ 0.9 billion.

The contributions will occur during 18 years through decreasing values, of which the estimated amount for the first year is R$ 1.4 billion for the Parent Company and R$ 0.89 billion for BR Distribuidora.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

22.	Profit sharing

The Company’s profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

The amount of profit sharing benefits is computed based on the results of six corporate indicators, for which annual goals are defined by the Executive Board and approved by the Board of Directors pursuant to the review of the Business and Management Plan (BMP).

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees. However, in the event the Company records a net loss for the period and all the annual goals are achieved, the profit sharing benefit will be half a month’s salary for each employee added by half of the lowest amount of profit sharing paid in the prior year, as established in the Company’s collective bargaining agreement.

Profit sharing benefits for the nine-month period ended September 30, 2017

Based on the estimates, in the nine-month period ended September 30, 2017, the Company recognized as other income and expenses:

Jan-Sep/2017

Consolidated net income attributable to shareholders of Petrobras	5,031
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.25%
Profit sharing - Subsidiaries in Brasil	314

(*)  The percentage of overall achievement of goals is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

22.1.	Voluntary Separation Incentive Plan

From January 2014 to September 30, 2017, the Company implemented voluntary separation incentive plans (PIDV) as presented below:

	Enrollments	Separations	Cancellations	Outstanding
Petrobras (PIDV 2014 and 2016)	19,499	(16,422)	(2,794)	283
Petrobras Distribuidora (PIDV BR 2014, 2015 and 2016)	2,163	(1,676)	(466)	21
	21,662	(18,098)	(3,260)	304

As of September 30, 2017 changes in the provision are set out as follows:

	Consolidated
	09.30.2017	12.31.2016
Opening Balance	2,644	777
Enrollments	−	4,117
Revision of provisions	(756)	(35)
Separations in the period	(1,760)	(2,215)
Closing Balance	128	2,644
Current	128	2,644
Non-current	−	−

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

23.	Shareholders’ equity
23.1.	Share capital

As of September 30, 2017 and December 31, 2016, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

23.2.	Other comprehensive income

In the nine-month period ended September 30, 2017, the Company principally recognized as other comprehensive income the following effects:

•

Cumulative translation adjustment debit of R$ 2,810, resulting from the translation of financial statements of subsidiaries with functional currencies other than the Brazilian Real. In addition, the sale of Petrobras Chile and Guarani (see note 9.1) triggered the recycling of cumulative translation adjustments previously recognized in shareholders’ equity to the statement of income within other income and expenses, totaling R$ 116.

•

Foreign exchange rate variation gains of R$ 8,491, after taxes and amounts reclassified to the statement of income, recognized in the Company's shareholders' equity, as a result of its cash flow hedge accounting policy. At September 30, 2017, the cumulative balance of foreign exchange variation losses, net of tax effects, is R$ 16,628 (see note 31.2).

23.3.	Earnings (losses) per share
	Consolidated and Parent Company
			Jan-Sep/2017			Jan-Sep/2016
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted numerator
Net income (loss) attributable to shareholders of Petrobras	2,870	2,161	5,031	(9,890)	(7,444)	(17,334)
Basic and diluted denominator
Weighted average number of outstanding shares	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted earnings (losses) per share (R$ per share)	0.39	0.39	0.39	(1.33)	(1.33)	(1.33)

24.	Sales revenues
	Consolidated
	Jan-Sep/2017	Jan-Sep/2016
Gross sales	263,760	269,086
Sales taxes (*)	(56,577)	(56,986)
Sales revenues (**)	207,183	212,100
Diesel	59,019	69,068
Automotive gasoline	39,506	42,162
Liquefied petroleum gas	8,867	7,959
Jet fuel	7,141	6,631
Naphtha	6,421	6,133
Fuel oil (including bunker fuel)	3,103	2,943
Other oil products	8,757	8,815
Subtotal oil products	132,814	143,711
Natural gas	11,905	10,494
Ethanol, nitrogen products and renewables	8,837	9,875
Electricity	7,767	4,907
Services and others	2,066	2,186
Domestic market	163,389	171,173
Exports	31,645	19,576
Sales abroad (***)	12,149	21,351
Foreign market	43,794	40,927
Sales revenues (**)	207,183	212,100
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 28.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports. In 2016, it includes sales revenues from the former subsidiary PESA.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In the nine-month period ended September 30, 2017, sales from transactions with two customers reached approximately 10 % or more of the Company’s sales revenue, totaling R$ 19,142 (R$ 20,445 in the nine-month period ended September 30, 2016) and R$ 18,211 (R$ 21,425 in the nine-month period ended September 30, 2016). These sales revenues mainly impacted the Refining, Transportation and Marketing (RT&M) business segment.

25.	Other income and expenses
	Consolidated
	Jan-Sep/2017	Jan-Sep/2016
Pension and medical benefits - retirees	(4,587)	(3,717)
Unscheduled stoppages and pre-operating expenses	(3,793)	(5,472)
Gains / (losses) related to legal, administrative and arbitration proceedings	(2,712)	(5,240)
Allowance for impairment of other receivables	(1,590)	(155)
Institutional relations and cultural projects	(483)	(637)
Profit sharing	(314)	−
Operating expenses with thermoelectric power plants	(178)	(275)
Health, safety and environment	(159)	(213)
Reclassification of cumulative translation adjustments - CTA	(116)	(3,627)
Gains / (losses) on decommissioning of returned/abandoned areas	−	3,242
Provision for debt assumed from suppliers with subcontractors	−	(931)
Amounts recovered from Lava Jato investigation	154	227
Government grants	223	413
Gain on remeasurement of investment retained with loss of control	698	−
Voluntary Separation Incentive Plan - PIDV	756	(3,685)
Expenses / Reimbursements from E&P partnership operations	863	1,645
Ship/Take or Pay Agreements	1,356	657
Gains / (losses) on disposal/write-offs of assets (*)	5,269	(894)
Others	359	625
Total	(4,254)	(18,037)

(*) Includes returned areas and cancelled projects, gains on the divestment of NTS in the second quarter of 2017 (see note 9), as well as losses on materials and supplies in the amount of R$ 972, mainly recognized in the third quarter of 2017 due to revised projects portfolio.

26.	Costs and Expenses by nature
	Consolidated
	Jan-Sep/2017	Jan-Sep/2016
Raw material and products for resale	(45,338)	(49,832)
Materials, third-party services, freight, rent and other related costs	(43,093)	(40,692)
Depreciation, depletion and amortization	(32,033)	(37,314)
Employee compensation	(21,632)	(26,499)
Production taxes	(17,664)	(10,840)
Other taxes (*)	(4,373)	(1,600)
Unscheduled stoppages and pre-operating expenses	(3,793)	(5,472)
Allowance for impairment of trade receivables	(2,033)	(1,695)
(Losses) / Gains on legal, administrative and arbitration proceedings	(2,712)	(5,240)
Changes in inventories	(1,771)	(1,446)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(715)	(3,325)
Institutional relations and cultural projects	(483)	(637)
Impairment (losses) / reversals	(351)	(16,770)
Reclassification of cumulative translation adjustment - CTA	(116)	(3,627)
Health, safety and environment	(159)	(213)
Provision for debt acknowledgments of suppliers with subcontractors	−	(931)
Amounts recovered from Lava Jato investigation	154	227
Gain on remeasurement of investment retained with loss of control	698	−
Gains / (losses) on disposal/write-offs of assets (**)	5,269	(894)
Total	(170,145)	(206,800)
In the Statement of income
Cost of sales	(140,791)	(144,934)
Selling expenses	(10,516)	(10,774)
General and administrative expenses	(6,979)	(8,537)
Other taxes (*)	(4,373)	(1,600)
Exploration costs	(1,570)	(4,647)
Research and development expenses	(1,311)	(1,501)
Impairment	(351)	(16,770)
Other income and expenses	(4,254)	(18,037)
Total	(170,145)	(206,800)

(*) It includes the impact of tax settlement programs in the amount of R$ 2,568, mainly recognized in the second quarter of 2017 as set out note in 20.2.
(**) It includes returned areas and cancelled projects as well as the divestment in NTS as set out in note 9.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

27.	Net finance income (expense)
	Consolidated
	Jan-Sep/2017	Jan-Sep/2016
Debt interest and charges	(18,165)	(20,486)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(10,220)	(8,292)
Income from investments and marketable securities (Government Bonds)	1,396	1,433
Financial result on net debt	(26,989)	(27,345)
Capitalized borrowing costs	4,659	4,525
Gains (losses) on derivatives	129	(295)
Interest income from marketable securities	12	17
Unwinding of discount on the provision for decommissioning costs	(1,821)	(1,711)
Other finance expenses and income, net	(1,380)	717
Other foreign exchange gains (losses) and indexation charges, net	1,389	2,216
Net finance income (expenses)	(24,001)	(21,876)
Income	2,725	2,841
Expenses	(18,044)	(18,455)
Foreign exchange gains (losses) and indexation charges	(8,682)	(6,262)
Total	(24,001)	(21,876)
(*) It includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

28.	Supplemental information on statement of cash flows
	Consolidated
	Jan-Sep/2017	Jan-Sep/2016
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	2,198	2,687

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	358	246
Provision/(reversals) for decommissioning costs	96	(1,514)
Use of deferred tax and judicial deposit for the payment of contingency	985	283

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

29.	Segment information

The business segment information is reported in the manner in which the Company’s senior management assesses business performance and makes decisions regarding investments and resource allocation.

Consolidated assets by Business Segment - 09.30.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	17,179	32,998	6,984	197	9,259	92,419	(15,094)	143,942
Non-current assets	434,065	129,602	57,872	809	10,391	29,129	(1,940)	659,928
Long-term receivables	21,830	10,869	7,869	438	3,461	23,562	(1,782)	66,247
Investments	4,445	5,360	2,764	56	16	19	−	12,660
Property, plant and equipment	400,396	112,806	46,191	315	6,195	5,038	(158)	570,783
Operating assets	293,341	98,620	37,405	303	5,310	3,869	(158)	438,690
Under construction	107,055	14,186	8,786	12	885	1,169	−	132,093
Intangible assets	7,394	567	1,048	−	719	510	−	10,238
Total Assets	451,244	162,600	64,856	1,006	19,650	121,548	(17,034)	803,870
Consolidated assets by Business Area - 12.31.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,656	101,520	38,659	315	5,389	4,798	(163)	446,174
Under construction	105,401	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663
Total Assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by Business Segment - 09.30.2017
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	97,583	157,846	28,093	495	63,914	−	(140,748)	207,183
Intersegments	94,352	37,962	6,992	469	973	−	(140,748)	−
Third parties	3,231	119,884	21,101	26	62,941	−	−	207,183
Cost of sales	(65,281)	(137,548)	(20,224)	(519)	(59,177)	−	141,958	(140,791)
Gross profit (loss)	32,302	20,298	7,869	(24)	4,737	−	1,210	66,392
Income (Expenses)	(8,950)	(6,821)	1,646	(34)	(2,902)	(12,463)	170	(29,354)
Selling	(310)	(4,143)	(3,946)	(5)	(2,383)	81	190	(10,516)
General and administrative	(764)	(1,096)	(411)	(58)	(647)	(4,002)	(1)	(6,979)
Exploration costs	(1,570)	−	−	−	−	−	−	(1,570)
Research and development	(796)	(27)	(69)	−	(1)	(418)	−	(1,311)
Other taxes	(229)	(334)	(725)	(18)	(120)	(2,947)	−	(4,373)
Impairment of assets	−	(112)	(239)	−	−	−	−	(351)
Other income and expenses	(5,281)	(1,109)	7,036	47	249	(5,177)	(19)	(4,254)
Net income (loss) before financial results and income taxes	23,352	13,477	9,515	(58)	1,835	(12,463)	1,380	37,038
Net finance income (expenses)	−	−	−	−	−	(24,001)	−	(24,001)
Results in equity-accounted investments	257	1,197	290	(80)	−	1	−	1,665
Net Income (loss) before income taxes	23,609	14,674	9,805	(138)	1,835	(36,463)	1,380	14,702
Income taxes	(7,940)	(4,583)	(3,235)	20	(624)	7,878	(469)	(8,953)
Net income (loss)	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749
Net income (loss) attributable to:
Shareholders of Petrobras	15,625	10,173	6,289	(118)	1,211	(29,060)	911	5,031
Non-controlling interests	44	(82)	281	−	−	475	−	718
Net income (loss)	15,669	10,091	6,570	(118)	1,211	(28,585)	911	5,749

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by Business Segment - 09.30.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	83,370	163,016	25,007	612	73,749	−	(133,654)	212,100
Intersegments	79,530	46,033	6,404	587	1,100	−	(133,654)	−
Third parties	3,840	116,983	18,603	25	72,649	−	−	212,100
Cost of sales	(64,610)	(123,657)	(18,513)	(683)	(68,232)	−	130,761	(144,934)
Gross profit	18,760	39,359	6,494	(71)	5,517	−	(2,893)	67,166
Expenses	(21,226)	(13,867)	(4,650)	(186)	(5,351)	(16,818)	232	(61,866)
Selling	(397)	(4,863)	(2,208)	(4)	(3,569)	13	254	(10,774)
General and administrative	(952)	(1,076)	(567)	(61)	(663)	(5,217)	(1)	(8,537)
Exploration costs	(4,647)	−	−	−	−	−	−	(4,647)
Research and development	(652)	(144)	(46)	(2)	(1)	(656)	−	(1,501)
Other taxes	(259)	(169)	(585)	(7)	(91)	(489)	−	(1,600)
Impairment of assets	(8,909)	(6,073)	(1,446)	(24)	(318)	−	−	(16,770)
Other income and expenses	(5,410)	(1,542)	202	(88)	(709)	(10,469)	(21)	(18,037)
Net income (loss) before financial results and income taxes	(2,466)	25,492	1,844	(257)	166	(16,818)	(2,661)	5,300
Net finance income (expenses)	−	−	−	−	−	(21,876)	−	(21,876)
Results in equity-accounted investments	149	520	338	(386)	25	−	−	646
Net Income (loss) before income taxes	(2,317)	26,012	2,182	(643)	191	(38,694)	(2,661)	(15,930)
Income taxes	839	(8,667)	(627)	88	(57)	7,644	905	125
Net income (loss)	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)
Net income (loss) attributable to:
Shareholders of Petrobras	(1,313)	17,600	1,239	(555)	131	(32,680)	(1,756)	(17,334)
Non-controlling interests	(165)	(255)	316	−	3	1,630	−	1,529
Net income (loss)	(1,478)	17,345	1,555	(555)	134	(31,050)	(1,756)	(15,805)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

30.	Provisions for legal proceedings
30.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay; and (iii) individual actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales; and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) collection of royalties over the shale extraction; (ii) non-compliance with contractual terms relating to oil platform construction; (iii) compensation relating to an easement over a property; (iv) collection of production taxes over natural gas production; (v) penalties applied by ANP relating to measurement systems; and

•	Environmental claims regarding fishermen seeking indemnification from the Company for January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	09.30.2017	12.31.2016
Labor claims	4,736	3,995
Tax claims	4,050	4,981
Civil claims	3,108	1,873
Environmental claims	225	194
Other claims	1	9
Total	12,120	11,052

	Consolidated
	09.30.2017	12.31.2016
Opening Balance	11,052	8,776
Additions	1,664	3,462
Use of provision	(1,377)	(2,213)
Accruals and charges	794	1,211
Others	(13)	(184)
Closing Balance	12,120	11,052

In preparing its financial statements for the period ended September 30, 2017, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

Excluding foreign exchange translation effects (see note 2), the main changes in the provision for legal proceedings in the nine-month period ended September 30, 2017 were primarily attributable to unfavorable court rulings that changed  probabilities of outflows of resources relating to certain claims to probable, as well as indexation charges over the balance of provision, as presented below:

Labor claims

Provision for labor claims increased R$ 781, mainly due to the assessment of court rulings on several labor disputes occurred during this period and to indexation charges over the balance of provision.

Tax claims

Provision for tax claims decreased R$ 931, primarily reflecting the reversion of a provision previously recognized in 2016 with respect to disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation, following the decision to benefit from the Special Tax Settlement Program (Programa Especial de Regularização Tributária - PRT), as shown in note 20.2.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In addition, there were some provisions recognized and reversed during this period due to unfavorable court rulings and the decision to settle them along with the reliefs provided by the PRT, relating to:

•	Disallowed tax credits applied for income taxes and other Brazilian Federal taxes computation, as set out in note 20.2.1; and
•

Deduction of amounts paid to Petros Plan from the taxable profit computation, use of tax benefits over the import of certain equipment and the use of tax loss carry forwards as a deduction from the taxable income computation, as shown in note 20.2.2.

Civil claims

Provision for civil claims increased R$ 1,158 after assessing court rulings occurred in this period denying the Company’s appeals, with respect to production taxes collection over gas production in Urucu field, fines imposed by ANP relating to measurement systems and other civil claims, as well as indexation charges over the balance of provisions.

In addition, there were some provisions recognized and reversed during the nine-month period ended September 30, 2017, due to settlements reached and unfavorable rulings payed and joined to PRD, in respect of:

•	Agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York, as set out in note 29.4.1;
•	Disputes with ANP relating to production taxes over oil and gas production, as set out in note 20.2.3; and
•	Arbitration award against the Company determined by the International Chamber of Commerce on the merits of P-62 construction.
30.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2017	12.31.2016
Tax	7,633	5,875
Civil	2,886	3,588
Labor	3,837	3,277
Environmental	565	275
Others	16	17
Total	14,937	13,032

30.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interests. As of September 30, 2017, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	09.30.2017	12.31.2016
Tax	139,430	155,882
Labor	23,904	23,547
Civil	34,811	29,491
Environmental	7,696	7,079
Others	−	4
Total	205,841	216,003

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
	09.30.2017	12.31.2016
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status:  In October 2017, the Regional Federal Court (Tribunal Regional Federal - TRF) of the State of Rio de Janeiro ruled that the Company should have paid withholding income tax (Imposto de Renda Retido na Fonte- IRRF) on remittances for payments of vessel charters, occurred from 1999 to 2002, which updated debt is R$ 8.8 billion. The legal argument involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The Company will continue to argue its case and to consider the likelihood of loss as possible, as well as for the other pending actions related to vessel charters of this item, whose legal basis are different. These other claims involve lawsuits in different administrative and judicial stages.

	53,479	50,446
2) Income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: In 2017, the Company received a new tax deficiency notice for not including income from subsidiaries located outside Brazil. This and the other claims involve lawsuits in different administrative and judicial stages.	12,764	10,088
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	11,812	11,000
4) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,752	3,431

5) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,211	2,137
6) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of several expenses related to employee benefits.
Current status: The court ruled on this matter in the second quarter of 2017 granting the deduction of these expenses from the taxable profit computation, but limited to 20% of the payroll and compensation of key management participants in the plan. After assessing the fundamentals of this court ruling, the Company reassessed the probability of outflow of resources with respect to this dispute and estimated it as probable. The other claims of this item, which have different legal basis, remain with their likelihood of loss as possible, and are in different administrative and judicial stages.	2,008	7,675
7) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs.
Current status: The likelihood of loss is now considered remote, since the Administrative Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais - CARF) granted unanimous decisions favorable to the Company in administrative proceedings.	−	20,549
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	5,828	5,551

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,934	2,718
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,472	4,412
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments

11) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in different administrative and judicial stages.	4,006	3,642
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória
12) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in administrative and judicial stages.	3,561	4,189
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
13) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	3,219	2,739
Plaintiff: States of RJ, SP, ES, BA, PE, MG and RS Finance Departments
14) Misappropriation of VAT tax credit (ICMS) that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,045	1,598
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
15) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,826	2,459
Plaintiff: States of SP, RS and SC Finance Departments
16) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,795	2,696
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
17) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	2,001	1,846
Plaintiff: States of AM, BA, RS and RJ Finance Departments
18) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,751	1,143
Plaintiff: States of RJ, SP, SE and BA Finance Departments
19) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,682	1,321
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL and RN Finance Departments
20) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,199	1,111

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,095	1,018
22) Other tax matters	12,990	14,113
Total for tax matters	139,430	155,882

Description of labor matters	Estimate
	09.30.2017	12.31.2016
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: Awaiting the Superior Labor Court to judge appeals filed by the Company. The judgement on the Company’s collective bargaining agreement is stayed pending the Superior Labor Court decision on the appeal.	14,711	14,286
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF
2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,267	1,203
Plaintiff: Sindipetro of ES, RJ, BA, SP, PR, CE, SC,SE, PE and RS

3) Class Actions regarding wage underpayments to certain employees due to expected changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than the 1/6 ratio established by Law No. 605/49.

Current status:  The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified a favorable understanding to the Company's opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. With respect to the claim filed by Sindipetro Norte Fluminense (NF): (i) the Company has filed an appeal in the TST to overturn a decision and is awaiting judgment; and (ii) The Regional Labor Court ("Tribunal Regional do Trabalho - TRT") from the First Region issued an opinion favorable to the Company in its review appeal. The court stated that the enforceable title changed the factors used on the calculation of extra hour, increasing it and resulting in a considerable decrease in the estimated amount. Regarding the lawsuit filed by SINDIPETRO-MG, Petrobras filed a lawsuit called "Ação Rescisória" (a kind of "motion to set aside the judgment"). In the trial before the TST, on September 26, 2017, the Company's claim was successful. Therefore, the court ruled that Petrobras did not have to pay the usual extra hours and its legal effects in relation to the compensatory breaks of workers submitted to the alternating shifts regime.

	985	1,016
4) Other labor matters	6,941	7,042
Total for labor matters	23,904	23,547

Description of civil matters	Estimate
	09.30.2017	12.31.2016
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: This list involves claims that are disputed in court and in arbitration proceedings. The Company has made judicial deposits on the Lula/Cernanbi and the Baúna/Piracaba fields proceedings for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Parque das Baleias complex proceeding, the Superior Court of Justice ("Superior Tribunal de Justiça - STJ") ruled that is the Chamber of Arbitration which has the responsibility to determine if the claim should be arbitrated or not. On the Tartaruga Verde and Mestiça fields unitization proceeding, the Regional Federal Court of the Second Region has the opinion that the Chamber of Arbitration has jurisdiction, and authorized this arbitration.  Therefore, the arbitrations on the Lula/Cernambi and Baúna/Piracicaba fields unitization are currently stayed, while the Judiciary states there is no obstacle to continue with the Parque das Baleias complex and the Tartaruga Verde and Mestiça fields arbitrations. The change on the amount relates to indexation charge and the inclusion of production taxes on the Parque das Baleias complex, which collection is stayed due to judicial and arbitral decision.

	8,254	6,493

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several fields, including a misunderstanding about the oil prices used on the calculation of production taxes on Lula field. It also includes contention about fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation.

Current status: In August 2017, the Company had an adverse judicial sentence relating with a fine issued by ANP. Therefore, in the third quarter of 2017 several proceedings have the probability of loss considered as probable. The other claims involve lawsuits in different administrative and judicial stages.	6,965	5,437
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.

Current status: The arbitrations are at different stages, with no court ruling at this moment. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações S. A. ("Sete") through communications that failed to disclose the alleged corruption scheme. The District of Columbia Court partially granted the Company's motion to dismiss. Petrobras entered another motion to dismiss the remaining part of the lawsuit and the proceeding is currently stayed in the first instance due to this appeal. On October 30, 2017, the Company presented a response to EIG's counter-arguments on this case.

	7,126	5,358
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust Regulator (CADE) has already analyzed this claim and did not consider the Company's practices to be anti-competitive.	2,016	1,875
Plaintiff: Vantage Deepwater Company and Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The merits hearing has been held and the award of the Arbitration Tribunal is expected to be rendered in the first quarter of 2018.	1,267	1,304
6) Other civil matters	9,183	9,024
Total for civil matters	34,811	29,491

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of environmental matters	Estimate
	09.30.2017	12.31.2016

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff. However, both parties (the plaintiff and the Company) filed an appeal.	3,023	2,786
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,553	1,439
3) Other environmental matters	3,120	2,854
Total for environmental matters	7,696	7,079

30.4.	Class action and related proceedings
30.4.1.	Class action and related proceedings in the USA

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. Together with two other plaintiffs—Union Asset Management Holding AG (“Union”) and Employees' Retirement System of the State of Hawaii (“Hawaii”)—USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

a)

purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

b)

purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009, or certain notes issued in 2013 or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and

c)

purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933 as time barred by the Securities Act’s statute of repose, and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to those other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint (“TAC”) was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The TAC and FAC, brought by lead plaintiff, Union, Hawaii, and an additional plaintiff, North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”)—brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed motions to dismiss the TAC on October 1, 2015 and the FAC on December 7, 2015.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On December 20, 2015, the judge ruled on the motions to dismiss, partially granting the motions. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action continued with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion.

On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS.

On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted Petrobras’ motion requesting interlocutory appellate review of the class certification decision. Petrobras and the other defendants moved in district court for a stay of all district court proceedings, which the district judge denied on June 24, 2016 and, on June 27, 2016, the parties filed motions for summary judgment. Defendants then moved in the Second Circuit for a stay of all district court proceedings. On August 2, 2016, the Second Circuit granted Defendants’ motion to stay all district court proceedings. Oral argument regarding the appeal was held before the Second Circuit on November 2, 2016.

On July 7, 2017, the Second Circuit vacated, in part, the class certification decision and remanded the case to the district court for further proceedings.

The Second Circuit partially granted the Company’s appeal, reversing some aspects of the district court’s ruling and affirming others. Among other issues, the Second Circuit ruled that the district judge failed to consider whether the question of whether the transactions occurred in the United States could be determined through a common set of evidence, and whether, if not, common issues would predominate over individual ones.  The effect of the Second Circuit’s decision is to vacate the classes certified by the district court pending additional proceedings in the district court on remand.

On July 21, 2017, Petrobras filed a request for rehearing or en banc review with the Second Circuit regarding portions of the Second Circuit’s decision affirming the district court’s order, which was denied on August 24, 2017.

On November 1, 2017, Petrobras and certain other defendants filed a petition for writ of certiorari in the United States Supreme Court appealing the Second Circuit’s decision. On November 3, 2017, the Second Circuit granted the motion to stay the mandate filed by Petrobras on August 30, 2017, and as a result the proceeding will remain stayed until a final decision is issued by the Supreme Court.

In addition to the Consolidated Securities Class Action, to date, 33 lawsuits have been filed by individual investors before the same judge in the SDNY (six of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Opt-out Claims”), consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the Opt-out Claims in the SDNY, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions continued with respect to other claims brought by these plaintiffs.

On October 31, 2015, the SDNY judge ordered that the Opt-out Claims before him in the SDNY and the Consolidated Securities Class Action be tried together in a single trial not to exceed a total of eight weeks. On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016; however, the trial is now stayed due to the stay imposed by the Second Circuit decision on August 2, 2016.

On November 18, 2015, the judge ordered that any Opt-out Claim filed before him in the SDNY after December 31, 2015 will be stayed in all respects until after the completion of the trial.

On October 21, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10111 (JSR), Janus Overseas Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10086 (JSR),PIMCO Funds: PIMCO Total Return Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-08192 (JSR) and Al Shams Investments Ltd., et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-6243 (JSR).  The terms of the settlements are confidential.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On November 23, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in eleven cases:  Ohio Public Employees Retirement System v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-03887 (JSR); Abbey Life Assurance Company Limited, et al. v. Petróleo Brasileiro S.A., et al., No. 15-cv-6661 (JSR); Aberdeen Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-3860 (JSR); Aberdeen Latin American Income Fund Limited, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Delaware Enhanced Global Dividend and Income Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Dimensional Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-02165 (JSR); Manning & Napier Advisors, LLC, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10159 (JSR); Russell Investment Company, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-07605 (JSR); Skagen, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No.15-cv-2214 (JSR); State of Alaska Department of Revenue, Treasury Division, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-8995 (JSR), and State Street Cayman Trust Co., Ltd., v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10158 (JSR).

On February 24, 2017, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases:  New York City Employees Retirement System, et al.  v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-2192 (JSR),  Transamerica Income Shares, Inc., et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-3733 (JSR), Internationale Kapitalanlagegesellschaft mbH v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-6618 (JSR) Lord Abbett Investment Trust – Lord Abbett Short Duration Income Fund, et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-7615 (JSR).

On June 19, 2017, Petrobras’ board of directors approved an agreement to settle Opt-out Claims in a case in the Eastern District of Pennsylvania filed by a group of affiliates of The Vanguard Group Inc. (“Vanguard”), No. 15-cv-6283.

On September 13, 2017, Petrobras’ board of directors approved an agreement to settle an Opt-out Claim in a case in the SDNY filed by a group of affiliates of the Discovery Global Citizens Master Fund, Ltd, No. 15-cv-9126.

The class action and seven cases with Opt-out Claims remain pending against Petrobras, but are stayed until the Supreme Court’s disposition of the petition for a writ of certiorari.  The actions continue to assert the claims that have not been dismissed by the district judge, although the classes certified by the district judge have been vacated pending additional proceedings in the district court on remand. In addition to these cases, there are six individual actions pending, which are stayed since they have been filed after December 31, 2015, pursuant to the district court’s decision on November 18, 2015.

Based on the settlements reached, and the status of certain other Opt-out Claims, the Company charged to the statement of income the amounts presented below:

US$ million
Amounts recognized up to December 31, 2016(*)	372
Amounts recognized in the nine-month period ended September 30, 2017	76
Total amount up to September 30, 2017	448
(*) US$ 364 million refers to the nine-month period ended September 30, 2016.

The terms of the settlements are confidential and Petrobras denies all allegations of wrongdoing and continues to defend itself vigorously in all pending actions. The settlements, the terms of which are confidential, are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation. The Consolidated Securities Class Action and certain Opt-out Claims involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and certain Opt-out Claims concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the Consolidated Securities Class Action and certain Opt-out Claims.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.4.2.	Class action in the Netherlands

On January 23, 2017, the Stichting Petrobras Compensation Foundation (“Foundation”) filed a class action before the district court in Rotterdam, in the Netherlands, against Petrobras and its subsidiaries Petrobras International Braspetro B.V. (PIBBV) and Petrobras Global Finance B.V. (PGF); joint venture Petrobras Oil & Gas B.V. (PO&G), and some former managers of Petrobras.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

This Foundation allegedly represents an unidentified group of investors and demands judicial remedies for alleged damages caused to investors who purchased securities issued by Petrobras and PGF outside the United States, before July 28, 2015, due to alleged illegal acts. The Foundation also alleges financial losses are connected to the facts uncovered by the Lava-Jato investigation and to purported false and misleading financial information released by the Company.

Petrobras, PGF, PIBBV and PO&G filed their first response to the claim on May 3, 2017 (first docket date), presenting the law firms that will defend these companies and requesting a hearing to discuss some aspects of the case.

On August 23, 2017, a hearing was held at the District Court in Rotterdam to establish the timeframe for proceedings. The next steps are: (i) initial arguments by defendants in November 2017, (ii) the Foundation’s reply in March 2018, and (iii) the oral hearing on June 28, 2018. The Court ruling is expected to be presented in September 2018.

This class action involves complex issues that are subject to substantial uncertainties and depend on a number of factors such as the legitimacy of the Foundation as the plaintiffs' attorney, the applicable rules on this complaint, the information produced in discovery, analysis by experts, the timing of court decisions and rulings by the court on key issues. Currently, it is not possible to determine if the Company will be responsible for the payment of compensations as a result of this action as this assessment depends on the outcome of these complex issues. Moreover, it is uncertain which investors are able to file complaints related to this matter against the Company.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and, at the current stage, the impacts of such claims are highly uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from this action. The Company is victim of the corruption scheme uncovered by the Lava-Jato investigation and aims to present and prove this condition before the Netherlands Authorities.

The uncertainties inherent in all such matters do not enable the Company to identify possible risks related to this action. Compensation for the alleged damages will only be determined by court rulings on complaints to be filed by individual investors, unless agreements to settle Opt-out Claims occur. The Foundation is not able to demand compensation for damages.

Petrobras and its subsidiaries deny the allegations presented by the Foundation and intend to defend themselves vigorously.

31.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,996, of which R$ 3,056 were still in force as of September 30, 2017, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 2,651 and bank guarantees of R$ 405.

32.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2017, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Derivatives not designated for hedge accounting
Future contracts - total (*)	(19,398)	(1,866)	(108)	(25)
Long position/Crude oil and oil products	81,330	88,303	−	−	2018
Short position/Crude oil and oil products	(100,728)	(90,169)	−	−	2018
Options - total (*)	(8,205)	120	(6)	−
Call/Crude oil and oil products	(7,205)	−	(14)	−	2018
Put/Crude oil and oil products	(1,000)	120	8	−	2018
Forward contracts - total			−	1
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 10	−	−	−	2017
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 69	US$ 15	−	1	2017
Swap			229
Foreign currency / Cross-currency Swap (**)	GBP 700	−	229	−	2026

Derivatives designated for hedge accounting
Swap			(21)	(34)
Interest - Libor / Fixed rate (**)	US$ 345	US$ 371	(21)	(34)	2019

Total recognized in the Statement of Financial Position			94	(58)
(*) Notional value in thousands of bbl.
(**)Amounts in US$ and GBP are presented in million.

	Gains/(losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Sep/2017	Jan-Sep/2016	Jan-Sep/2017	Jan-Sep/2016	09.30.2017	12.31.2016
Commodity derivatives	8	(110)	(3)	−	314	180
Foreign currency derivatives	133	(166)	−	21	−	−
Interest rate derivatives	(12)	(19)	3	(2)	−	−
	129	(295)	−	19	314	180
Cash flow hedge on exports (***)	(7,375)	(7,534)	12,866	48,828	−	−
Total	(7,246)	(7,829)	12,866	48,847	314	180
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 31.2.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2017 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(641)	(1,282)
Forward contracts	Foreign currency - depreciation BRL x USD	(1)	47	93
Options	Crude oil and oil products - price changes	−	(298)	(625)
		(1)	(892)	(1,814)
Derivatives designated for hedge accounting
Swap		4	(5)	(8)
Debt	Interest - LIBOR increase	(4)	5	8
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on September 30, 2017 / R$ x U.S. Dollar - a 0.6% appreciation of the Real / LIBOR Forward Curve - a 1.67% increase throughout the curve. Source: Focus and Bloomberg.

32.1.	Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

32.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions by using natural hedges derived from the business of the Company.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge aforementioned, the Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

The carrying amounts, the fair value as of September 30, 2017, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.1680 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of September 30, 2017
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2017 to September 2027	56,293	178,338

Changes in the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2016	61,763	201,293
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	11,685	37,068
Exports affecting the statement of income	(3,132)	(9,944)
Principal repayments / amortization	(14,023)	(44,588)
Foreign exchange variation	−	(5,491)
Amounts designated as of September 30, 2017	56,293	178,338

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)	42	31	31	83	96	98	96	59	67

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of September 30, 2017 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2016	(88,320)	30,028	(58,292)
Recognized in shareholders' equity	40,327	(13,711)	26,616
Reclassified to the statement of income - occurred exports	8,819	(2,998)	5,821
Reclassified to the statement of income - exports no longer expected or not occurred	1,116	(380)	736
Balance at December 31, 2016	(38,058)	12,939	(25,119)
Recognized in shareholders' equity	5,491	(1,867)	3,624
Reclassified to the statement of income - occurred exports	7,367	(2,505)	4,862
Reclassified to the statement of income - exports no longer expected or not occurred	8	(3)	5
Balance at September 30, 2017	(25,192)	8,564	(16,628)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 3 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of September 30, 2017 is set out below:

	Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(2,628)	(10,370)	(6,945)	(4,809)	(3,862)	(4,413)	(1,748)	9,583	(25,192)

b)	Cross currency swap – Pounds Sterling x Dollar

In the first quarter of 2017, the Company, through its wholly-owned subsidiary Petrobras Global Trading B.V. (PGT), entered into a £ 700 million notional amount cross currency swap maturing in 2026, in order to hedge its Pounds/U.S. Dollar exposure arising from the Company’s debt denominated in Pounds.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

			Consolidated
Financial Instruments	Exposure at 09.30.2017	Risk	Probable Scenario (*)	Reasonably possible scenario	Remote Scenario
Assets	8,157		(46)	2,039	4,079
Liabilities	(187,221)	Dollar/Real	1,064	(46,805)	(93,611)
Cash flow hedge on exports	178,338		(1,013)	44,585	89,169
	(726)		5	(181)	(363)
Liabilities	(454)	Yen/Dollar	(3)	(114)	(227)
	(454)		(3)	(114)	(227)
Assets	13		−	3	7
Liabilities	(142)	Euro/Real	1	(36)	(71)
	(129)		1	(33)	(64)
Assets	16,307	Euro/Dollar	(21)	4,077	8,154
Liabilities	(32,692)		41	(8,173)	(16,346)
	(16,385)		20	(4,096)	(8,192)
Assets	4	Pound/Real	−	1	2
Liabilities	(78)		2	(20)	(39)
	(74)		2	(19)	(37)
Assets	11,268	Pound/Dollar	(169)	2,817	5,634
Liabilities	(15,360)		230	(3,840)	(7,680)
Derivative - cross currency swap	2,972		(45)	743	1,486
	(1,120)		16	(280)	(560)
Total	(18,888)		41	(4,723)	(9,443)

(*) On September 30, 2017, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 0.6% appreciation of the Real / Japanese Yen x U.S. Dollar - a 0.6% appreciation of the Japanese Yen/ Euro x U.S. Dollar: a 0.1% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 1.5% depreciation of the Pound Sterling / Real x Euro - a 0.7% appreciation of the Real / Real x Pound Sterling - a 2.1% appreciation of the Real. Source: Focus and Bloomberg.

32.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

32.4.	Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets.  In order to mitigate credits losses, the credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the customer’s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer. For information on allowance for impairment of trade and other receivables, see note 7.

Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

32.5.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in the average debt maturity, increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the venture and divestment program.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2017	2018	2019	2020	2021	2022 and thereafter	09.30.2017	12.31.2016
Principal	5,555	20,539	39,421	36,133	41,669	219,554	362,871	390,227
Interest	5,213	20,005	19,096	16,888	14,553	120,317	196,072	190,352
Total	10,768	40,544	58,517	53,021	56,222	339,871	558,943	580,579

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

33.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
-	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
-	Level 3: inputs are unobservable inputs for the asset or liability.
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	6,172	−	−	6,172
Foreign currency derivatives	−	229	−	229
Balance at September 30, 2017	6,172	229	−	6,401
Balance at December 31, 2016	2,557	1	−	2,558

Liabilities
Commodity derivatives	(114)	−	−	(114)
Interest derivatives	−	(21)	−	(21)
Balance at September 30, 2017	(114)	(21)	−	(135)
Balance at December 31, 2016	(25)	(34)	−	(59)

There are no material transfers between levels for the periods presented.

The estimated fair value for the Company’s long term debt, computed based on the prevailing market rates is set out in note 16.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

34.	Subsequent events

Result of the Second and Third Bidding Rounds - Production Sharing Regime

On October 27, 2017, Petrobras acquired, in partnership with other companies, three offshore blocks in the second and third bidding rounds held by ANP under the production sharing regime. The Company will be the operator of all these blocks.

The total amount of the signature bonus to be paid by Petrobras in the fourth quarter of 2017 is R$ 1.14 billion.

Prepayment of bank debts, renegotiation and new financing

In October 2017, the Company entered into prepayment operations in respect of existing debts amounting to US$ 1,280 million, of which US$ 730 million refers to debt with JPMorgan maturing in 2018 and 2019, US$ 400 million with HSBC maturing in 2019, and US$ 150 million with Intesa Sanpaolo Bank maturing in 2020.

Furthermore, the Company rolled over existing debt amounting to US$ 1,600 million, of which US$ 750 million refers to debt with HSBC maturing in 2022 and 2023, and US$ 850 million with Intesa Sanpaolo Bank maturing in 2022.

The Company also entered into a new financing operation with Safra Bank, in the amount of US$ 300 million, maturing in 2023.

Incorporation of Downstream

On November 7, 2017, Extraordinary General Meeting of Petrobras approved the incorporation of Downstream Participações Ltda (“Downstream”) in Petrobras Parent Company, without share capital increase.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

35.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2016 and the interim statements as of September 30, 2017
	Number of notes
Notes to the Financial Statements	Annual for 2016	Quarterly information for 3Q-2017
The Company and its operations	1	1
Basis of preparation of interim financial statements	2	2
The “Lava Jato (Car Wash) Operation” and its effects on the Company	3	3
Basis of consolidation	(*)	4
Significant accounting policies	4	5
Cash and cash equivalents and Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Disposal of assets and other changes in organizational structure	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Impairment	14	13
Exploration for and evaluation of oil and gas reserves	15	14
Trade payables	16	15
Finance debt	17	16
Leases	18	17
Related parties	19	18
Provision for decommissioning costs	20	19
Taxes	21	20
Employee benefits (Post-employment)	22	21
Shareholders' equity	23	22
Sales revenues	24	23
Other expenses, net	25	24
Costs and Expenses by nature	26	25
Net finance income (expense)	27	26
Supplementary information on the statement of cash flows	28	27
Segment reporting	29	28
Provisions for legal proceedings, contingent liabilities and contingent assets	30	29
Collateral for crude oil exploration concession agreements	32	30
Risk management	33	31
Fair value of financial assets and liabilities	34	32
Subsequent events	35	33
(*) Summary of significant accounting policies

The notes to the annual report 2016 that were suppressed in the 3Q-2017 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
Critical accounting policies: key estimates and judgments	5
New standards and interpretations	6
Petroleum and alcohol accounts - receivables from Federal Government	19.8
Contingent assets	30.5
Commitments to purchase natural gas	31
Capital management	33.4
Insurance	33.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

______________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer